UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 31, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

FY21 RESULTS* for the year ended 30 June 2021
Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
(Harmony or company)
HIGHLIGHTS for the financial year 2021 (FY21) vs financial year 2020 (FY20)

RESPONSIBLE STEWARDSHIP	CASH CERTAINTY	OPERATIONAL EXCELLENCE	EFFECTIVE CAPITAL ALLOCATION
• In Phase 2 of embedding a proactive safety culture focused on leadership and behaviour
• Our health initiatives combined with the Covid-19 standard operating plans embed our commitment to the "S" in ESG
• Covid-19 vaccination drive protecting our employees
• Upgraded MSCI score from “CCC” to “B” rating
• FTSE4Good constituent
• Included in the Bloomberg Gender Equality Index 2021

• 43% increase in revenue to R41 733m (US$2 710m) from R29 245m (US$1 867m)
• 83% increase in operating free cash flow to R6.5bn (US$424m) from R3.6bn (US$228m)
• 758% increase in net profit of R5.6bn (US$352m) from a loss of R850m (US$56m)
• 60% reduction in net debt to R542m (US$38m) from R1 361m (US$79m)
• Net debt to EBITDA at 0.1x from 0.2x
• HEPS increased by 699% to 923 SA cents (60 US cents) from a net loss per share of 154 SA cents (10 US cents)

• 66% increase in production profit to R12bn (US$777m) from R7.2bn (US$459m)
• 1% increase in underground recovered grade to 5.51g/t from 5.45g/t
• 26% increase in gold production to 47 755kg (1 535 352oz) from 37 863kg (1 217 323oz)
• 19% increase in total mineral resources
• 16% increase in total mineral reserves

• Successful integration of Mponeng and related assets
• Deleveraged balance sheet provides optionality for projects and acquisitions
• Strong pipeline of organic projects to drive production profile and margin expansion
• Final dividend** of 27 SA cents (1.8 US cents)^ per share declared
• Total FY21 dividend yield of 2.4%#

* These annual financial results have been reviewed by our external auditors, PricewaterhouseCoopers Incorporated
** See dividend notice on page 8 for the details
^ Illustrative equivalent based on the closing exchange rate of R14.72/US$1 as at 27 August 2021
# As at 27 August 2021

OPERATING RESULTS

		12 months ended 30 June 2021	12 months ended 30 June 2020	% Change
Gold produced	kg	47 755	37 863	26
	oz	1 535 352	1 217 323	26
Underground grade	g/t	5.51	5.45	1
Gold price received	R/kg	851 045	735 569	16
	US$/oz	1 719	1 461	18
Cash operating costs	R/kg	600 592	553 513	(9)
	US$/oz	1 213	1 099	(10)
Total costs and capital	R/kg	707 445	647 364	(9)
	US$/oz	1 429	1 286	(11)
All-in sustaining costs	R/kg	723 054	651 356	(11)
	US$/oz	1 460	1 293	(13)
Production profit	R million	11 958	7 197	66
	US$ million	777	459	69
Average Exchange rate	R:US$	15.40	15.66	(2)
FINANCIAL RESULTS

		12 months ended 30 June 2021	12 months ended 30 June 2020	% Change
Basic earnings/(loss) per share	SA cents	919	(164)	>100
	US cents	58	(10)	>100
Headline earnings/(loss)	R million	5 575	(828)	>100
	US$ million	362	(53)	>100
Headline earnings/(loss) per share	SA cents	923	(154)	>100
	US cents	60	(10)	>100
Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2021

FORWARD-LOOKING STATEMENTS
This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, impact of Covid-19 on our operational and financial estimates and results estimates of future earnings, and the sensitivity of earnings to the prices of gold and other metals prices estimates of future production and sales for gold and other metals, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the prices of gold and other metals, estimates of provision for silicosis settlement; estimates of future tax liabilities under the Carbon Tax Act, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operation, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions related to industrial action or health and safety incidents, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions, our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities, potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights, our ability to protect our information technology and communication systems and the personal data we retain, risks related to the failure of internal controls, the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

CONTENTS

PAGE
2	Forward-looking statements
3	Shareholder information
4	Message from the chief executive officer
8	Notice of final gross cash dividend
9	Summary update of Harmony's mineral resources and mineral reserves
13	Operating results – year on year (Rand/Metric)
15	Operating results – year on year (US$/Imperial)
17	Review report from external auditor
18	Condensed consolidated income statement (Rand)
19	Condensed consolidated statement of comprehensive income (Rand)
19	Condensed consolidated statement of changes in equity (Rand)
20	Condensed consolidated balance sheet (Rand)
21	Condensed consolidated cash flow statement (Rand)
22	Notes to the condensed consolidated financial statements
42	Segment report (Rand/Metric)
43	Condensed consolidated income statement (US$)
44	Condensed consolidated statement of comprehensive income (US$)
44	Condensed consolidated statement of changes in equity (US$)
45	Condensed consolidated balance sheet (US$)
46	Condensed consolidated cash flow statement (US$)
47	Segment report (US$/Imperial)
48	Development results – Metric and Imperial
50	Competent person's declaration
50	Directorate and administration

SHAREHOLDER INFORMATION

Issued ordinary share capital 30 June 2021	616 052 197
Issued ordinary share capital 30 June 2020	603 142 706
MARKET CAPITALISATION
As at 30 June 2021 (ZARm)	32 503
As at 30 June 2021 (US$m)	2 276
As at 30 June 2020 (ZARm)	43 342
As at 30 June 2020 (US$m)	2 494
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (01 July 2020 – 30 June 2021) for ordinary shares (ZAR)	124.95
12-month low (01 July 2020 – 30 June 2021) for ordinary shares (ZAR)	51.88
12-month high (01 July 2020 – 30 June 2021) for ADRs (US$)	7.10
12-month low (01 July 2020 – 30 June 2021) for ADRs (US$)	3.68
FREE FLOAT	100%
American Depositary Receipt (ADR) RATIO	1:1
JSE LIMITED	HAR
Average daily volume for the year (1 July 2020 – 30 June 2021)	3 816 188
Average daily volume for the previous year (1 July 2019 – 30 June 2020)	3 203 868
NEW YORK STOCK EXCHANGE	HMY
Average daily volume for the year (1 July 2020 – 30 June 2021)	6 591 645
Average daily volume for the previous year (1 July 2019 – 30 June 2020)	7 937 641
INVESTORS' CALENDAR
Annual General Meeting	26 November 2021

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
OVERVIEW
As we reflect on the past financial year (FY21), the resilience and determination shown throughout the company ensured we achieved our strategic objectives and delivered a stellar set of full-year results. The ongoing Covid-19 pandemic has been unprecedented, yet we adapted to a changed environment. The successful acquisition and integration of Mponeng and related assets are reflecting in our numbers and demonstrates how we have further transformed our earnings profile through the acquisition of high grade assets, while delivering on our strategy of safe, profitable ounces and increasing margins.
The safety and health of our employees and their families remains our top priority. FY21 saw us continue our safety journey to embed a proactive safety culture throughout the company. We also embarked upon a successful Covid-19 vaccination programme in South Africa and Papua New Guinea. In South Africa, four of our facilities having been registered and authorised to store and administer vaccines to our employees and communities and a further six sites awaiting accreditation. We continue to encourage our employees and their families to get vaccinated at one of our vaccination sites and so far, the numbers are encouraging with around 44% of our employees partially vaccinated and 12% fully vaccinated. We expect to reach our goal of 80% by October 2021.
Wage negotiations are still ongoing and we expect to reach an agreement in the first quarter of FY22.
Revenue increased by 43% to a record R41 733 million (US$2 710 million) for FY21 compared to R29 245 million (US$1 867 million) in the 12 months ended 30 June 2020 (FY20). The company realised a net profit of R5 590 million (US$352 million) compared to a net loss of R850 million (US$56 million) in FY20 as a result of a 26% increase in production year-on-year, the provisional gain on bargain purchase and our hedge position, as well as improved production and a higher average Rand/kg gold price received.
Operating free cash of R6 528 million (US$424 million) for the reporting period allowed us to reduce our net debt by 60% or R819 million (US$41 million) year-on-year, ensuring our balance sheet remains healthy.
Our new assets and strong, flexible balance sheet have presented numerous exciting opportunities for Harmony and we will be focusing on exploration and brownfield projects in order to take advantage of our existing assets and operational leverage.
Through integrated environmental, social and governance (ESG) practices, investment in our people, optimisation of our assets and allocating our capital towards higher quality, longer life assets, we have created value for our shareholders and stakeholders alike.
We are also delighted to declare a full year dividend of 27 SA cents (1.8 US cents) per share as we aim to deliver positive total shareholder returns alongside our growth aspirations, bringing our total dividend for FY21 to 137 SA cents (9.3 US cents).
RESPONSIBLE STEWARDSHIP
Safety and health
Safety is a foundational value at Harmony and safe production at all our operations at all times is non-negotiable. It is for this reason that the achievement of our third-ever fatality-free quarter was cause for celebration. We have invested in embedding a pro-active culture of safety throughout Harmony and are now in phase 2 of our humanistic transformation journey, which we have aptly named ‘Thibakotsi’, which means ‘to prevent harm’ in Sesotho. Thibakotsi is about understanding the importance of one another, caring for one another and requires a conscious shift in how we think about ourselves and others. Developing safety leadership capabilities, embedding good safety practices, embracing a proactive safety culture, improving employee engagement and learning from incidents are assisting in entrenching safe behaviour within all our employees and help us achieve our goal of zero loss of life.
The results of our hard work are evident in that the majority of our key safety metrics are trending in the right direction. Our South African operations' lost time injury frequency rate (LTIFR) improved by 3% to 6.46 per million shifts from 6.69 in FY20. Some of the notable milestones we achieved in FY21 include:
•3 382 378 fatality-free shifts achieved across the group in Q4 FY21. This is the highest number of fatality-free shifts in our 71-year history and highlights the progress we are making
•South African operations: achieved 9 million fall of ground fatality-free shifts and 13 million rail bound equipment fatality-free shifts while all of our plants achieved a fatality-free year
•Moab Khotsong: achieved 8 million fall of ground fatality-free shifts
•Masimong and Kalgold: achieved 2 million fatality-free shifts
•Hidden Valley: zero lost time injuries in FY21, 3 million fatality-free shifts
To further assist in ensuring all our work areas are safe at all times, we have introduced a number of initiatives such as standardisation of process maps, missing persons’ locators and electronic reporting to further drive improvements in safety and health. We have appointed risk managers, we conduct triple verification checks and have implemented visuals of global best practice guides throughout our operations. We have an integrated approach to risk management and further digitisation and training will ensure we are aligned to global best practices. These advancements are yielding very good results and will further assist in eliminating fatalities and work-related injuries.
Our new assets have been successfully integrated and Harmony's safety practices have been adopted throughout.
Despite the progress we have made, accidents remain a constant and real threat. Our year-on-year fatality injury frequency rate regressed from 0.08 in FY20 to 0.11 in FY21 which is unacceptable.
It is with great sadness that we report the following colleagues who lost their lives in mine-related incidents in FY21. We pay our respects to Zamokuhle Shabane (team leader, Bambanani), Zakhele Lubisi, (artisan, Kusasalethu), Alexis Lesiamang Ntjantso (driller, Doornkop), Tsoaela Botsane (team leader, Tshepong), Tisetso Pati (winch operator, Tshepong), Rakitsi Seseli (driller, Kusasalethu), Makhetha Allerdice Makobane (driller, Bambanani), Flip Kearabetswe Mahloko (contractor, Free State Surface Operations), Tsietsi Petrus Mateane (driller, Phakisa), Neo Mofokeng (underground assistant, Target 1) and Peter Bangixhanti Fosilara (artisan, Moab Khotsong). We extend our deepest condolences to their families, friends and colleagues.
Covid-19 remains a major focus and is considered a material risk to our business. There is continued coordination from all stakeholders, management and employees towards fighting the pandemic in both South Africa and Papua New Guinea. We are continuing with our initiatives to reduce the spread of Covid-19 infections through implementation of precautionary measures, including education and awareness, improved hygiene and infection control practices. As at 28 August 2021, Harmony had 122 active Covid-19 cases, representing just 0.27% of our workforce. We mourn the loss of 73 of our colleagues to the pandemic and continue to urge all our employees, their families and communities to remain vigilant as we battle the Covid-19 pandemic. Covid-19 standard operating procedures as they relate to mine health and safety, continue to be enforced throughout the company.
In South Africa, we are monitoring incidences on a weekly basis and to date, the number of infections has been lower than those experienced during the second wave. In Papua New Guinea, we are maintaining a high level of on site testing in addition to screening employees at our entry-point centres to prevent as far as possible, any occurrence of Covid-19 on site. We are still maintaining a heightened level of awareness and safety.
In line with the government programme in South Africa, Harmony commenced its vaccine roll-out at our four regional vaccination sites in June this year and we continue to encourage and highlight the importance to our employees to get vaccinated. We are also pleased to report that the testing rates at our sites are above the national and mining sector average. In Papua New Guinea an employee vaccination programme is also being rolled out with support from the National and Provincial Health departments.
While we continue to focus on limiting or eliminating the spread of Covid-19 at all our operations and keeping our employees safe, it is important to emphasise that we have continued with our other healthcare and occupational disease initiatives. We remain committed to providing active healthcare to all our employees, ensuring their wellbeing alongside our management of the pandemic. We have seen the results of the good work being done by our health teams through the low Covid-19 infection rate as well as the strides made in managing other occupational illnesses within our workforce.
ESG
Good governance is overarching and embodies everything we do as a business. Ethical leadership equals ethical mining. We have implemented the necessary governance frameworks to ensure that we are held accountable and deliver on our sustainability targets and ambitions. Our sustainable development strategy is an all-encompassing risk-based strategy – one in which all the components of the business are considered, and the various capitals are weighed up against each other. E, S and G are all interlinked and inform our sustainability framework.
On 22 June 2021, Harmony held its inaugural investor ESG day. The virtual event was streamed via Harmony’s dedicated YouTube channel, ‘Harmony Gold’. The theme for the day was “Who cares, wins” with the key message being that we understand the importance of mining for the future, and as the South African gold mining champion, we have illustrated time and again that sustainability is the driving force of our business.
Our copper-gold aspirations will ensure we continue to deliver on the “E” in ESG while our response to the Covid-19 pandemic, combined with our existing health and wellness initiatives, job creation and enterprise development, clearly demonstrate that the “S” in ESG is part of Harmony’s DNA. Good governance is non-negotiable and is demonstrated through our transparency and governance structures throughout our company.
Renewable energy and power
We are pleased to report a reduction in our water, energy and emission intensities as a result of our focus on driving efficiencies combined with our sizeable surface source business. In addition, we have embarked on our renewable energy journey which will be rolled out in a phased approach. Our initial phase will see the construction 3 x 10 Megawatts (MW) (30MW) solar plants in the Free State province, with plans in the next phase for an additional 70-80MW of renewable energy over the next 18 months. In addition to these two phases, we have a pipeline of renewable and alternative energy projects in various stages of development.
We have also implemented more than 200 energy savings initiatives which have yielded an estimated savings of R1 billion since 2016 and an energy reduction of approximately 1.3 terawatt hours or 1.2 million tonnes of carbon dioxide.
Climate change and environmental reporting
In October 2021, we will publish our second Task Force for Climate-related Financial Disclosure report alongside our ESG report and as part of our suite of annual reports.
External recognition
Our ESG efforts have resulted in our inclusion in the FTSE4Good Index where we continue to outperform the gold sub-sector and basic metals sector averages.
In FY21, MSCI upgraded Harmony’s score to a ‘B’ rating on the back of our strong governance framework. We were included in the Bloomberg Gender-Equality Index for a third consecutive year as well as the Standard Bank Top gender empowerment company 2021. It is evident from these external recognitions and continual improvements in our ratings that we are committed to a greener and more equitable future, creating and sharing value for all our stakeholders.
OPERATIONAL EXCELLENCE
Operational results for the financial year ended 30 June 2021 (compared to FY20)
We are pleased to report that total gold production for FY21 was 26% higher at 47 755kg (1 535 352oz) compared to 37 863kg (1 217 323 ounces (oz)) in FY20. The higher gold production was in line with guidance and mainly due to the inclusion of Mponeng and related assets into our portfolio. This number was further enhanced as a result of the group achieving its operational plans and regaining mining flexibility at the majority of our mines after the impact of Covid-19.
The newly acquired assets added 8 948kg (287 685oz) in FY21 comprising – 5 446kg or 175 093oz from Mponeng underground, 862kg or 27 714oz from Mponeng surface, 583kg or 18 744oz from Kopanang surface and 2 57kg or 66 134oz from Mine Waste Solutions. Combined, this accounted for 19% of total group production. Mponeng had an excellent performance during the nine months since we took ownership, exceeding expectation across production metrics while the surface dumps also performed well.
The average underground recovered grade increased by 1% to 5.51g/t from 5.45g/t as a result of higher grades achieved at Kusasalethu and Mponeng. Based on underground free cash flow margins, Mponeng (9 months' production), was also our most profitable operation for the reporting period followed by Bambanani and Moab Khotsong, delivering R1 356 million (US$88 million), R448 million (US$29 million) and R1 569 million (US$102 million) in operating free cash at margins of 29%, 27% and 26% respectively.
Production from our surface sources increased by 86% to 8 088kg (260 034oz) in FY21 from 4 349kg (139 823oz) in FY20 due to the contribution of Mine Waste Solutions and the waste rock dumps.
The South African operations are seeing significant improvement in production after all our operations were impacted by the Covid-19 pandemic. We were primarily impacted in FY21 by the reduced flexibility and the slow start up after the December 2020 break as a result of Covid-19 protocols for our employees from neighbouring countries crossing over the borders into South Africa and Papua New Guinea.
We are pleased to report our operations have regained most of their flexibility and expect to see an improved production at the majority of our underground operations going forward. While Target 1 continues to be a challenge as a result of the dual pillar failures and backfill dilution, we are continuing our capitalisation project to bring the infrastructure closer to the mining areas. Improved production results are expected once these projects are complete and we start mining the higher grade massives again.
Kalgold is also regaining flexibility after the mining of high grade ore was prioritised during the Covid-19 lockdowns.
Hidden Valley’s FY21 gold production declined by 4% to 4 689kg (150 755oz) from 4 872kg (156 639oz) in FY20 while silver production also declined by 32% to 63 482kg or 2 040 994oz from 93 858kg (3 017 620oz). Gold and silver production were negatively impacted by the Covid-19 outbreak and related international travel restrictions and operational constraints in addition to mechanical repairs required for some major infrastructure. Despite these events, production profit was 10% higher driven by a 10% improvement in recovered gold grade to 1.37g/t from 1.25g/t in FY20 and a 12% higher gold price received of R847 027/kg (US$1 711/oz) compared to R757 348/kg (US$1 504/oz) in FY20. Operating free cash flow increased by 28% to R1 117 million (US$73 million) compared to R871 million (US$56 million) in FY20.
Hidden Valley’s mining lease extension was also granted by the Papua New Guinea government for a period of five years and is valid until March 2030. The granting of the mining lease extension affirms Harmony’s well-established relationship with government. The Hidden Valley extension project will result in an extended mine life to 2027 with expected production of 975 000oz of gold and 13 million ounces (Moz) of silver over the life of mine. The project will be cash-flow positive for its duration.
Total cash operating costs for FY21 for total operations increased by 37% to R28 681 million

(US$1 862 million) compared to R20 958 million (US$1 338 million) in FY20. The increase of R7 723 million (US$524 million) was driven mainly by the inclusion of Mponeng and related assets which contributed R5 067 million (US$329 million) in new costs. The other major contributors to the production cost increase were labour costs which increased by R1 316 million (US$85 million), consumables which added R629 million (US$41 million), royalties which increased by R266 million (US$17 million) as a result of higher revenues and Covid-19 related expenses which amounted to R290 million (US$19 million).
Group all-in sustaining cost of R723 054/kg (US$1 460/oz) was slightly above our amended guidance for FY21 which was between R700 000/kg and R720 000/kg (US$1 375/oz and US$1 415/oz). This was mainly as a result of lower than expected gold production at Target 1, Joel, Kalgold and Hidden Valley. Group capital expenditure for FY21 increased by 44 % to R5 103 million (US$331 million) from R3 553 million (US$227 million) in FY20 due to the inclusion of Mponeng and related assets and a normalisation of capital expenditure in South Africa and Papua New Guinea.
CASH CERTAINTY
Financial results for the financial year ended 30 June 2021 (compared to FY20)
Revenue
Revenue increased by R12 488 million or 43% to R41 733 million, mainly due to the operational expansion from the acquisition of Mponeng and related assets as well as an increase in the gold price received. The acquired assets contributed R7 920 million while the average gold price received increased by 16% to R851 045/kg from R735 569/kg in FY20. In US dollar terms revenue increased by US$843 million or 45% to US$2 710 million. The average gold price received increased by 18% to US$1 719/oz from US$1 461/oz in FY20.
Production costs
Production costs increased by R7 726 million or 35% to R29 774 million during FY21 predominantly due to the operational expansion as well as annual price increases. In US dollar terms production costs increased by US$524 million or 37% to US$1 933 million.
Impairment of assets
An impairment loss of assets of R1 124 million (US$79 million), attributable to Bambanani, Target 3 and Tshepong, has been recognised for FY21. The recoverable amounts were below their net asset values due to factors such as a lower projected grade and the impact on forecast discounted cash flows. Refer to note 8 in the financial statements.
Gains and expenses included in operating profit
A foreign exchange translation gain of R670 million (US$44 million) compared to a R892 million loss (US$57 million) in FY20 is predominantly caused by favourable translations on US dollar loan balances. The favourable translations on US dollar loans are attributable to the Rand strengthening against the US dollar evidenced by an improved average and closing exchange rate of R15.40/US$1 (FY20: R15.66/US$1) and R14.27/US$1 (FY20: R17.32/US$1) respectively.
Gain on bargain purchase
The fair value of the assets and liabilities from the Mponeng operations and related assets, which have been determined on a provisional basis, exceeded the consideration paid, resulting in a gain on bargain purchase of R1 153 million (US$69 million). The gain has been determined in accordance with the requirements of IFRS 3. Refer to note 13 in the financial statements for further detail.
Taxation
The taxation expense for the group increased to R1 153 million (US$75 million) from R255 million (US$17 million) for FY21. An increase in taxable profits, mainly due to the significant revenue, higher gains on derivatives and increased foreign exchange translation gains has contributed to the increased current tax expense. The deferred tax expense increase is mainly caused by the utilisation of assessed losses and unredeemed capital expenditure, as well as the impact of tax rate increases on certain statutory companies across the group. Refer to note 6 in the financial statements.
Net profit/(loss)
Harmony’s financial performance reflects a net profit increase of 758% to R5 590 million (US$352 million), compared to a net loss of R850 million (US$56 million) in the previous year. Headline earnings improved to 923 SA cents per share (60 US cents) compared with a headline loss of 154 SA cents (10 US cents) per share for FY20.
Net debt
As at 30 June 2021, net debt decreased by R819 million (US$41 million) to R542 million (US$38 million). The cash generated by operations were more than enough to pay for capital expenditure, a dividend and significantly reduce the group's debt. The reduction in debt as well as the stronger Rand resulted in lower finance costs incurred during FY21 of R228 million (US$15 million) compared with R424 million (US$27 million).
Derivatives and hedging
Harmony continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, while locking in higher prices as part of its derivative programme when available. The current period records a net gain on derivatives of R1 022 million (US$66 million) compared to a net loss of R1 678 million (US$107 million) in FY20 as a consequence of the Rand strengthening against the US dollar during FY21.
Derivatives recorded a net realised cash outflow of R2 544 million (US$165 million) in FY21, principally due to a R2 210 million (US$143 million) cash outflow on Rand/gold derivatives. Revenue includes a hedging loss of R2 296 million (US$149 million) in FY21 and R1 397 million (US$89 million) in FY20 relating to the realised effective portion of hedge-accounted gold derivatives.
The derivative programme stood at a net positive value of R1 587 million (US$111 million) as at
30 June 2021, mainly due to hedging done during the first half of the financial year when the gold price was higher and we could lock in a margin of in excess of 25% above cost.
Refer to notes 3 and 10 in the financial statements for details on the derivative programme.
EFFECTIVE CAPITAL ALLOCATION
Investing in growth
Our strategic objective of producing safe profitable ounces is underpinned by our four strategic pillars which are responsible stewardship, operational excellence, cash certainty and effective capital allocation. The solid FY21 performance was a result of successful execution across all of these pillars.
One of the key events during FY21 was the successful acquisition and integration of Mponeng and related assets. This transaction, along with the acquisition of Moab Khotsong in 2018, was strategically important and set Harmony on a new growth trajectory. We improved the profitability and grade of our underground portfolio and managed to expand our surface source business, while at the same time adding life of mine and identifying value enhancing brownfield opportunities. The payback on Moab Khotsong was less than three years and we anticipate another quick payback for Mponeng and related assets due to the strong free cash generated. Another key milestone was reached in Q4 FY21, as the payback of the US$175 million Hidden Valley reinvestment project, undertaken during FY16 was achieved.
We have concluded our life of mine planning process for the existing and new operations and have concluded our reconciliation and assessment of the mineral reserves and resources based on updated models and the new life of mine plan. Below infrastructure areas at Mponeng are being reassessed and new project studies will be commissioned to evaluate the economic viability of these blocks of ground. We have therefore made adjustments to the reserves and resources originally published by AngloGold Ashanti Limited at the end of 2019 and factored these into our life of mine plans.

Despite these reconciliations, the company’s attributable gold and gold equivalent mineral resources are now declared as 141.2Moz as at 30 June 2021, a 19.12% increase year-on-year from the 118.6Moz declared as at 30 June 2020. The total gold contained in the mineral resources at the South African operations represents 70.8% of the company total, with the Papua New Guinea operations representing 29.2% of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2021.
Harmony’s attributable gold and gold equivalent mineral reserves amounts to 42.45Moz, a 16.32% increase from the 36.49Moz declared at 30 June 2020. The gold reserve ounces in South Africa represent 58.3% while the Papua New Guinea gold and gold equivalent reserve ounces represent 41.7% of Harmony’s total mineral reserves as at 30 June 2021.
In addition to the acquisitions, FY21 brought with it some other opportunities as the increased production alongside a higher gold price enabled Harmony to reduce net debt, creating a robust and flexible balance sheet which is well positioned for growth. While value-accretive acquisitions will remain part of our strategy, we will only pursue mergers and acquisitions in continental Africa and South East Asia if it makes strategic and financial sense.
Projects
We have identified substantial opportunities in our existing portfolio through exploration and brownfield projects which will extend the life of some of our larger and higher-grade assets, adding lower-risk, higher-margin ounces to Harmony's portfolio. Each project brings multiple benefits to Harmony and exceeds all our minimum criteria for allocating capital. We will continue to focus on ensuring all our mines operate safely and optimally and will continue investing across all our operations to ensure optimal production.
The salient features of our key projects are:
a.Zaaiplaats project: Zaaiplaats is located to the south west of the Moab Khotsong mine in South Africa and has significant resources of 3.5Moz below the last infrastructure level. This project is expected to produce over 200 000 ounces per annum and add 24 years’ life of mine at a yield of approximately 9g/t and an estimated, real all-in sustaining cost of R512 300/kg. The major capital expenditure will be funded by Moab Khotsong. There are significant benefits to pursuing this project such as leveraging existing infrastructure, increasing ounces and sustaining jobs. Harmony has proven its ability to extract value and add life of mine time and again throughout its 71-year history
b.Mine Waste Solutions: This operation was acquired in October 2020 and is a reclamation operation in the Stilfontein/Orkey area in the North West province, and treats 2.2 million tonnes per month from historical tailings facilities through the Mine Waste Solution plant. Residue is then deposited on the existing Kareerand Tailings Storage Facility. However, this facility is running out of tailings deposition capacity. The project will require major capital to extend the existing deposition site to enable the full development of our tailings resource in the region. This project will be funded out of group cash and will deliver excellent cash flow margins once this project is completed and the Franco-Nevada streaming agreement comes to an end. This project is expected to produce approximately 100 000 ounces of gold per annum and add 16 years' life of mine at an estimated all-in sustaining cost of R572 000/kg over the life of mine
c.Hidden Valley extension: This project in Papua New Guinea will be self-funded and will extend the life of mine to 2027. We expect the project to deliver approximately 160 000-200 000oz of gold per annum and 2.1-3.1Moz of silver per annum at a life of mine all-in sustaining cost of $1 017/oz
d.Other projects already in execution: These include the Doornkop levels 207 and 212 mining and engineering infrastructure upgrade, the Tshepong sub-75 development, the Target 1 re-capitalisation and decline development as well as our renewable energy projects (which are expected to realise significant energy savings)
Wafi-Golpu project
Harmony is committed to realising its aspiration of being a specialist emerging market copper-gold producer. In December 2020, following a rigorous environmental impact assessment, the Environmental Permit for the Wafi-Golpu project was approved by the Papua New Guinean Conservation and Environment Protection Authority and issued by the Director of Environment.
The Environmental Permit is required under the Papua New Guinean Environment Act and is a prerequisite for the grant of a Special Mining Lease under the Mining Act. Harmony, together with its Wafi-Golpu Joint Venture partner Newcrest Mining Limited, is currently engaging with the State of Papua New Guinea to progress permitting of the Wafi-Golpu Project and has commenced discussions with the State in relation to the Special Mining Lease.
The Wafi-Golpu Joint Venture Social License to Operate is in good standing and continues to receive support from the Project Impact Area communities, including the various coastal communities.
During the quarter, several meetings took place between the Prime Minister, Deputy Prime Minister and the Wafi-Golpu Joint Venture proponents on the resumption of the permitting process, with the Prime Minister expressing his government’s desire to have it expedited.
Final dividend
In line with our existing dividend policy, and following on the payment of an interim dividend in April 2021, we are pleased to announce that Harmony has declared a final dividend of 27 SA cents (1.8 US cents) per share on the back of our reduction in net debt and strong free cash flow. This, in addition to the interim dividend paid, translates to a full year dividend yield of approximately 2.4% based on our recent share price.
The decision to pay a dividend is made on the basis that it will be sustainable and will not inhibit future expansion opportunities. When declaring a dividend, the board of directors takes the following into account: the dividend will be 20% of net free cash subject to future major capital expenditure, net debt to EBITDA not being greater than 1.0x, solvency and liquidity requirements in line with the South Africa Companies Act and current banking covenants.
FY22 GROUP PRODUCTION AND COST GUIDANCE
Production guidance for FY22 is estimated to be between 1.547Moz and 1.630Moz at an all-in sustaining cost of between R765 000/kg to R800 000/kg. Underground recovered grade is planned to be about 5.40g/t to 5.57g/t.
CONCLUSION
As the largest gold producer in South Africa by volume, we embrace a moral obligation to not only ensure the well-being and safety of our people, but also that the value created by our operations extends to all our stakeholders and shareholders. We have shown in both South Africa and Papua New Guinea that we are able to create significant value through the effective allocation of capital to existing assets while further optimising and improving productivity across our entire portfolio.
By re-engineering our portfolio and deleveraging our balance sheet, we have created optionality for the business.
Harmony is more than just mining, we are about people. We are committed to creating opportunities through sustainable mining, while enhancing the returns for our shareholders and stakeholders.

Peter Steenkamp
Chief Executive Officer

NOTICE OF FINAL GROSS CASH DIVIDEND
Our dividend declaration for the six months ended 30 June 2021 is as follows:
Declaration of final gross cash ordinary dividend no. 90
The Board has approved, and notice is hereby given, that a final gross cash dividend of 27 SA cents (1.8 US cents*) per ordinary share in respect of the six months ended 30 June 2021, has been declared payable to the registered shareholders of Harmony on Monday, 18 October 2021.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:
•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20% (twenty percent);
•The gross local dividend amount is 27.00000 SA cents (1.83423 cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 21.60000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 616 052 197 ordinary shares in issue (which includes 5 941 462 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.
A dividend No. 90 of 27.00000 SA cents (US 1.83423 cents*) per ordinary share, being the dividend for the six months ended 30 June 2021, has been declared payable on Monday 18 October 2021 to those shareholders recorded in the books of the company at the close of business on Friday, 15 October 2021. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 8 October 2021.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (“DTA”) between South Africa and the country of residence of the shareholder.
Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 21.60000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:
(a)    a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
(b)    a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner ceases to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.
In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 12 October 2021
Ordinary shares trade ex-dividend	Wednesday, 13 October 2021
Record date	Friday, 15 October 2021
Payment date	Monday, 18 October 2021
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 13 October 2021 and Friday, 15 October 2021, both dates inclusive, nor may any transfers between registers take place during this period.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R14.72/US$1* the dividend payable on an ADR is equivalent to US 1.83423 cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
*Based on an exchange rate of R14.72/US$1 at 27 August 2021. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES
Harmony’s statement of mineral resources and mineral reserves as at 30 June 2021 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be published in the Integrated Report on 27 October 2021, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2021.
Harmony uses certain terms in the summary such as ‘measured’, ‘indicated’ and ‘inferred’ resources, which the United States’ Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their filings with the commission. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 27 October 2021.
Introduction
Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring quality assets. In FY17, Harmony invested in the life of mine extension at Hidden Valley and in FY18 acquired and integrated the higher grade Moab Khotsong operations. In FY21, Harmony acquired the remainder of the AngloGold Ashanti South African assets – Mponeng and related assets.

Harmony – Total
The company’s attributable gold and gold equivalent mineral resources are declared as 141.2Moz as at 30 June 2021, a 19% increase year-on-year from the 118.6Moz declared as at 30 June 2020. The total gold contained in the mineral resources at the South African operations represents 71% of the company total, with the Papua New Guinea operations representing 29% of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2021.
Harmony’s attributable gold and gold equivalent mineral reserves amounts to 42.5Moz, a 16% increase from the 36.5Moz declared at 30 June 2020. The gold reserve ounces in South Africa represent 58%, while the Papua New Guinea gold and gold equivalent ounces represent 42% of Harmony’s total mineral reserves as at 30 June 2021.
South Africa
South African underground operations
The company’s mineral resources at the South African underground operations as at 30 June 2021 are 84.0Moz (262.1Mt at 9.96g/t), an increase of 33% year-on-year from the 62.9Moz (214.8Mt at 9.10g/t) declared as at 30 June 2020. This increase is mainly due to additional mineral resources from the Mponeng acquisition.
The company’s mineral reserves at the South African underground operations as at 30 June 2021 are 14.3Moz (70.46Mt at 6.31g/t), an increase of 33% year-on-year from the 10.8Moz (56.95Mt at 5.87g/t) declared as at 30 June 2020. The increase in ounces is mainly due to the reserves added from the Mponeng acquisition and inclusion of the Zaaiplaats project at Moab Khotsong.
South African surface operations, including Kalgold
The company’s mineral resources at the South African surface operations as at 30 June 2021 are 16.0Moz (1 769.9Mt at 0.28g/t) an increase of 53% mainly due to the acquisition of AngloGold Ashanti South African surface sources.
The company’s mineral reserves after normal depletion at the South African surface operations as at 30 June 2021 are 10.4Moz (1 236.6Mt at 0.26g/t), an increase of 57% due to the acquisition of AngloGold Ashanti South African surface sources.
Papua New Guinea
Papua New Guinea operations
The company’s attributable gold and gold equivalent mineral resources at the Papua New Guinea operations as at 30 June 2021 are 41.3Moz, a decrease of 9% year-on-year from the 45.4Moz declared as at 30 June 2020. This decrease is mainly due to a new resource model at Hidden Valley (Kaveroi), commodity price ratio changes affecting the gold equivalent ounces negatively, and depletion.
The company’s gold and gold equivalent mineral reserves at the Papua New Guinea operations as at 30 June 2021 are 17.7Moz, a decrease of 7.3% year-on-year from the 19.1Moz declared as at 30 June 2020. The decrease is mainly due to depletion and a change in the commodity price ratios. There was a year-on-year increase of 0.5Moz of gold reserves at Hidden valley due to the addition of Stage 8 to the life of mine plan.

ASSUMPTIONS
In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:
•A gold price of US$1 500/oz
•An exchange rate of R/US$14.51
•The above parameters resulted in a Rand/kg gold price of R700 000/kg for the South African assets
•The Hidden Valley mine and the Wafi-Golpu project used commodity prices of US$1 500/oz Au, US$20.70/oz Ag, US$10.00/lb Mo and US$3.00/lb Cu at an exchange rate of AUD1.39 per US$
•Gold equivalent ounces are calculated assuming US$1 500/oz Au, US$3.00/lb Cu and US$20.70/oz Ag, and assuming a 100% recovery for all metals

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued
Independent review
Harmony’s South African mineral resources and reserves at Doornkop and Mponeng as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance to SAMREC.
Note: Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz = million ounces

Mineral resources: Gold and gold equivalents	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz
SA underground	74.2	8.93	21 301	88.6	10.50	29 909	99.3	10.25	32 746	262.1	9.96	83 957
SA surface including Kalgold	337.1	0.27	2 968	1 368.6	0.28	12 361	63.3	0.32	642	1 769.0	0.28	15 971
Total South Africa	411.3		24 268	1 457.1		42 271	162.6		33 389	2 031.1		99 928
Hidden Valley	3.4	0.95	103	55.9	1.44	2 585	1.6	1.11	57	60.9	1.40	2 746
Wafi-Golpu system*	—	—	—	394.0	0.86	10 800	114.0	0.75	2 700	508.0	0.82	13 400
Kili Teke	—	—	—	—	—	—	237.0	0.24	1 810	237.0	0.24	1 810
Total Papua New Guinea	3.4		103	449.9		13 385	352.6		4 567	805.9		17 956
Total gold resources	414.7		24 372	1 907.1		55 656	515.2		37 956	2 837.0		117 884
Hidden Valley – gold equivalent ounces	3.4		26	54.1		534	1.4		13	58.9		573
Wafi-Golpu – gold equivalent ounces*	—		—	340.0		16 482	94.0		2 755	434.0		19 237
Kili Teke – gold equivalent ounces	—		—	—		—	237.0		3 538	237.0		3 538
Total gold equivalent resources**	3.4		26	394.1		17 016	332.4		6 306	729.8		23 347
Total Harmony gold and gold equivalent resources**	414.7		24 398	1 907.1		72 672	515.2		44 262	2 837.0		141 231

Mineral resources: Silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz
Hidden Valley	3.4	17.3	1 886	54.1	22.3	38 682	1.4	20.6	941	58.9	21.9	41 508
	Measured			Indicated			Inferred			Total
	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb
Golpu*	—	—	—	340.0	1.1	8 250	70.0	0.9	1 250	410.0	1.0	9 500
Nambonga*	—	—	—	—	—	—	24.0	0.2	104	24.0	0.2	104
Kili Teke	—	—	—	—	—	—	237.0	0.3	1 767	237.0	0.3	1 767
Total	—	—	—	340.0	1.1	8 250	331.0	0.4	3 120	671.0	0.8	11 370

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued

Mineral reserves: Gold and gold equivalents	Proved			Probable			Total
	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz
SA underground	39.6	5.85	7 453	30.8	6.91	6 846	70.5	6.31	14 299
SA surface including Kalgold	207.2	0.28	1 890	1 029.4	0.26	8 550	1 236.6	0.26	10 440
Total South Africa	246.8		9 343	1 060.3		15 397	1 307.1		24 739
Hidden Valley	3.4	0.95	103	20.1	1.59	1 030	23.5	1.5	1 134
Wafi-Golpu system*				200.0	0.86	5 500	200.0	0.86	5 500
Total Papua New Guinea	3.4		103	220.1		6 530	223.5		6 634
Total gold reserves	250.2		9 446	1 280.4		21 927	1 530.6		31 373
Hidden Valley – gold equivalent ounces	3.4		26	19.9		240	23.3		266
Wafi-Golpu – gold equivalent ounces*				200.0		10 814	200.0		10 814
Total gold equivalent reserves**	3.4		26	219.9		11 054	223.3		11 080
Total Harmony gold and gold equivalent reserves**	250.2		9 472	1 280.4		32 981	1 530.6		42 453

Mineral reserves: Silver and copper (used in equivalent calculations)	Proved			Probable			Total
	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz
Hidden Valley	3.4	17.31	1 886	19.9	27.18	17 363	23.3	25.75	19 249
	Proved			Probable			Total
	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb
Golpu*	—	—	—	200	1.20	5 400	200	1.20	5 400
*     Represents Harmony’s equity portion of 50%
**    In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above
Note: Rounding of numbers may result in slight computational discrepancies

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued
EXPLORATION
Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short to medium term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting ore reserve base.
Key work streams underpinning the FY21 exploration programme include:
•brownfield exploration at Hidden Valley and Kalgold to optimise existing open pit operations and extend mine life and
•brownfield exploration at our underground operations in South Africa
•greenfields exploration at Target North
•reviewing exploration opportunities as part of our new business strategy
During the year these work streams continued to be impacted as a result of the global Covid-19 pandemic, with some work programmes suspended in the interest of the health and safety of our employees and the host communities we work in, and to preserve capital during these challenging times.
A detailed report of the Exploration Results will be provided as part of the suite of annual reports to be published on 27 October 2021.

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS
SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA
Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 (12) 841 1075
Facsimile: +27 (86) 206 0427
http://www.sacnasp.org.za/
SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY
Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 (12) 841 1075
Facsimile: +27 (86) 206 0427
http://www.saimm.co.za
AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY
PO Box 660, Carlton South, Victoria, 3053, Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/
LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON
Harmony’s South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

		Year ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND
Ore milled	- t'000	Jun-21	1 558	903	683	227	359	851	488	708	510	57	6 344
		Jun-20	1 417	746	0	200	349	681	543	615	489	219	5 259
Yield	- g/tonne	Jun-21	4.76	7.94	7.97	8.78	3.97	4.31	3.28	5.65	3.95	4.33	5.51
		Jun-20	5.15	8.84	0.00	10.66	3.99	4.40	4.13	4.90	4.09	4.48	5.45
Gold produced	- kg	Jun-21	7 419	7 166	5 446	1 992	1 424	3 670	1 603	3 999	2 012	247	34 978
		Jun-20	7 293	6 592	0	2 132	1 391	2 994	2 244	3 015	1 999	982	28 642
Gold sold	- kg	Jun-21	7 353	7 095	5 299	1 975	1 414	3 603	1 619	3 980	1 993	242	34 573
		Jun-20	7 399	6 799	0	2 162	1 412	3 038	2 237	3 085	2 027	994	29 153
Gold price received	- R/kg	Jun-21	845 031	852 392	896 474	854 392	848 131	853 957	870 640	854 201	820 780	925 979	857 441
		Jun-20	736 863	736 533	—	735 972	734 620	747 282	681 388	743 153	691 282	684 727	729 159
Gold revenue¹	(R'000)	Jun-21	6 213 512	6 047 721	4 750 416	1 687 425	1 199 257	3 076 807	1 409 566	3 399 718	1 635 815	224 087	29 644 324
		Jun-20	5 452 051	5 007 690	—	1 591 172	1 037 283	2 270 244	1 524 266	2 292 627	1 401 229	680 619	21 257 181
Cash operating cost (net of by-product credits)	(R'000)	Jun-21	4 919 023	3 846 063	2 901 696	1 168 484	1 134 902	2 185 670	1 662 496	2 969 065	1 440 261	178 154	22 405 814
		Jun-20	4 251 948	3 282 504	—	1 024 682	998 771	1 699 491	1 504 932	2 562 092	1 240 988	572 775	17 138 183
Inventory movement	(R'000)	Jun-21	(54 316)	(3 609)	36 298	(12 789)	(10 911)	(46 133)	4 702	(13 651)	(13 465)	3 679	(110 195)
		Jun-20	46 291	61 007	—	15 445	11 265	30 661	(5 754)	15 054	17 088	7 503	198 560
Operating costs	(R'000)	Jun-21	4 864 707	3 842 454	2 937 994	1 155 695	1 123 991	2 139 537	1 667 198	2 955 414	1 426 796	181 833	22 295 619
		Jun-20	4 298 239	3 343 511	—	1 040 127	1 010 036	1 730 152	1 499 178	2 577 146	1 258 076	580 278	17 336 743
Production profit	(R'000)	Jun-21	1 348 805	2 205 267	1 812 422	531 730	75 266	937 270	(257 632)	444 304	209 019	42 254	7 348 705
		Jun-20	1 153 812	1 664 179	—	551 045	27 247	540 092	25 088	(284 519)	143 153	100 341	3 920 438
Capital expenditure	(R'000)	Jun-21	1 111 907	632 578	492 521	71 195	172 120	425 312	368 414	204 972	29 331	—	3 508 350
		Jun-20	929 680	497 628	—	49 880	150 893	280 694	346 833	188 384	23 777	7 487	2 475 256
Cash operating costs	- R/kg	Jun-21	663 030	536 710	532 812	586 588	796 982	595 550	1 037 115	742 452	715 835	721 271	640 569
		Jun-20	583 018	497 953	—	480 620	718 024	567 632	670 647	849 782	620 804	583 274	598 358
Cash operating costs	- R/tonne	Jun-21	3 157	4 259	4 248	5 148	3 161	2 568	3 407	4 194	2 824	3 126	3 532
		Jun-20	3 001	4 400	—	5 123	2 862	2 496	2 772	4 166	2 538	2 615	3 259
Cash operating cost and Capital	- R/kg	Jun-21	812 903	624 985	623 250	622 329	917 853	711 439	1 266 943	793 708	730 414	721 271	740 870
		Jun-20	710 493	573 442	—	504 016	826 502	661 384	825 207	912 264	632 699	590 898	684 779
All-in sustaining cost	- R/kg	Jun-21	815 333	626 795	659 760	641 426	936 296	680 524	1 232 098	814 048	764 577	782 126	749 971
		Jun-20	713 202	566 942	—	522 990	826 970	649 041	817 066	923 054	655 888	613 382	686 598
Operating free cash flow margin²	%	Jun-21	3%	26%	29%	27%	(9)%	15%	(44)%	7%	10%	20%	13%
		Jun-20	5%	25%	—%	32%	(11)%	13%	(21)%	(20)%	10%	15%	8%

		Year ended	SOUTH AFRICA							Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Mine waste solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Jun-21	17 665	6 190	4 020	10 107	1 507	39 489	45 833	3 420	49 253
		Jun-20	0	6 227	4 020	4 476	1 541	16 264	21 523	3 906	25 429
Yield	- g/tonne	Jun-21	0.116	0.126	0.140	0.354	0.74	0.20	0.94	1.37	0.97
		Jun-20	0.000	0.131	0.155	0.392	0.75	0.27	1.53	1.25	1.49
Gold produced	- kg	Jun-21	2 057	779	563	3 580	1 109	8 088	43 066	4 689	47 755
		Jun-20	0	818	625	1 753	1 153	4 349	32 991	4 872	37 863
Gold sold	- kg	Jun-21	2 043	777	566	3 527	1 112	8 025	42 598	4 755	47 353
		Jun-20	0	823	625	1 780	1 151	4 379	33 532	4 949	38 481
Gold price received	- R/kg	Jun-21	729 882	798 310	851 505	872 960	859 070	825 869	851 494	847 027	851 045
		Jun-20	—	715 787	749 216	779 835	742 533	753 623	732 354	757 348	735 569
Gold revenue¹	(R'000)	Jun-21	1 888 528	620 287	481 952	3 078 929	955 286	7 024 982	36 669 306	4 027 615	40 696 921
		Jun-20	—	589 093	468 260	1 388 107	854 656	3 300 116	24 557 297	3 748 117	28 305 414
Cash operating cost (net of by-product credits)	(R'000)	Jun-21	1 035 977	395 858	270 789	2 126 639	775 797	4 605 060	27 010 874	1 670 376	28 681 250
		Jun-20	—	363 169	233 624	853 347	673 603	2 123 743	19 261 926	1 695 719	20 957 645
Inventory movement	(R'000)	Jun-21	101 237	(2 601)	562	19 752	146	119 096	8 901	48 420	57 321
		Jun-20	—	2 722	815	7 316	(1 834)	9 019	207 579	(56 565)	151 014
Operating costs	(R'000)	Jun-21	1 137 214	393 257	271 351	2 146 391	775 943	4 724 156	27 019 775	1 718 796	28 738 571
		Jun-20	—	365 891	234 439	860 663	671 769	2 132 762	19 469 505	1 639 154	21 108 659
Production profit	(R'000)	Jun-21	751 314	227 030	210 601	932 538	179 343	2 300 826	9 649 531	2 308 819	11 958 350
		Jun-20	—	223 202	233 821	527 444	182 887	1 167 354	5 087 792	2 108 963	7 196 755
Capital expenditure	(R'000)	Jun-21	69 958	3 909	12 751	39 264	208 265	334 147	3 842 497	1 260 298	5 102 795
		Jun-20	—	6 883	11 875	1 760	98 598	119 116	2 594 372	959 141	3 553 513
Cash operating costs	- R/kg	Jun-21	503 635	508 162	480 975	594 033	699 546	569 369	627 197	356 233	600 592
		Jun-20	—	443 972	373 798	486 792	584 218	488 329	583 854	348 054	553 513
Cash operating costs	- R/tonne	Jun-21	59	64	67	210	515	117	589	488	582
		Jun-20	—	58	58	191	437	131	895	434	824
Cash operating cost and Capital	- R/kg	Jun-21	537 645	513 180	503 623	605 001	887 342	610 683	716 421	625 010	707 445
		Jun-20	—	452 386	392 798	487 796	669 732	515 718	662 493	544 922	647 364
All-in sustaining cost	- R/kg	Jun-21	601 978	511 946	501 947	619 692	905 253	636 015	728 121	677 659	723 054
		Jun-20	—	453 937	389 611	484 507	690 239	519 293	664 451	562 648	651 356
Operating free cash flow margin²	%	Jun-21	26%	36%	41%	30%	(4)%	25%	15%	28%	16%
		Jun-20	—%	37%	48%	38%	10%	32%	11%	23%	13%

¹Includes a non-cash consideration to Franco-Nevada (Jun-21:R397.380m, Jun-20:R.m), excluded from the gold price calculation
²Excludes run of mine costs for Kalgold (Jun-21:-R7.439m, Jun-20:R1.204m) and Hidden Valley (Jun-21:R19.561m, Jun-20:-R222.416m)

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

		Year ended	SOUTH AFRICA
			UNDERGROUND PRODUCTION
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND
Ore milled	- t'000	Jun-21	1 718	995	753	250	396	938	537	780	563	63	6 993
		Jun-20	1 562	822	0	221	384	750	598	678	539	242	5 796
Yield	- oz/ton	Jun-21	0.139	0.232	0.233	0.256	0.116	0.126	0.096	0.165	0.115	0.126	0.161
		Jun-20	0.150	0.258	0.000	0.310	0.116	0.128	0.121	0.143	0.119	0.130	0.159
Gold produced	- oz	Jun-21	238 526	230 391	175 092	64 044	45 783	117 993	51 536	128 570	64 687	7 941	1 124 563
		Jun-20	234 475	211 938	0	68 545	44 722	96 259	72 146	96 934	64 269	31 573	920 861
Gold sold	- oz	Jun-21	236 404	228 109	170 367	63 498	45 461	115 839	52 052	127 959	64 076	7 780	1 111 545
		Jun-20	237 882	218 592	0	69 510	45 397	97 673	71 921	99 185	65 169	31 958	937 287
Gold price received	- $/oz	Jun-21	1 707	1 722	1 811	1 726	1 713	1 725	1 758	1 725	1 658	1 870	1 732
		Jun-20	1 463	1 463	0	1 461	1 459	1 484	1 353	1 476	1 373	1 360	1 448
Gold revenue¹	($'000)	Jun-21	403 475	392 709	308 469	109 573	77 874	199 793	91 530	220 761	106 222	14 551	1 924 957
		Jun-20	348 078	319 708	0	101 586	66 224	144 940	97 314	146 369	89 459	43 453	1 357 131
Cash operating cost (net of by-product credits)	($'000)	Jun-21	319 417	249 744	188 421	75 876	73 695	141 926	107 954	192 797	93 524	11 568	1 454 922
		Jun-20	271 459	209 567	0	65 419	63 765	108 502	96 080	163 573	79 229	36 568	1 094 162
Inventory movement	($'000)	Jun-21	(3 527)	(234)	2 357	(830)	(709)	(2 996)	305	(886)	(874)	239	(7 155)
		Jun-20	2 955	3 895	0	986	719	1 958	(367)	961	1 091	479	12 677
Operating costs	($'000)	Jun-21	315 890	249 510	190 778	75 046	72 986	138 930	108 259	191 911	92 650	11 807	1 447 767
		Jun-20	274 414	213 462	0	66 405	64 484	110 460	95 713	164 534	80 320	37 047	1 106 839
Production profit	($'000)	Jun-21	87 585	143 199	117 691	34 527	4 888	60 863	(16 729)	28 850	13 572	2 744	477 190
		Jun-20	73 664	106 246	0	35 181	1 740	34 480	1 601	(18 165)	9 139	6 406	250 292
Capital expenditure	($'000)	Jun-21	72 202	41 076	31 982	4 622	11 178	27 618	23 923	13 311	1 904	—	227 816
		Jun-20	59 355	31 769	0	3 185	9 634	17 921	22 144	12 027	1 518	478	158 031
Cash operating cost	- $/oz	Jun-21	1 339	1 084	1 076	1 185	1 610	1 203	2 095	1 500	1 446	1 457	1 294
		Jun-20	1 158	989	0	954	1 426	1 127	1 332	1 687	1 233	1 158	1 188
Cash operating costs	- $/t	Jun-21	186	251	250	304	186	151	201	247	166	184	208
		Jun-20	174	255	0	296	166	145	161	241	147	151	189
Cash operating cost and Capital	- $/oz	Jun-21	1 642	1 262	1 259	1 257	1 854	1 437	2 559	1 603	1 475	1 457	1 496
		Jun-20	1 411	1 139	0	1 001	1 641	1 313	1 639	1 812	1 256	1 173	1 360
All-in sustaining cost	- $/oz	Jun-21	1 647	1 266	1 333	1 295	1 891	1 374	2 488	1 644	1 544	1 580	1 515
		Jun-20	1 416	1 126	0	1 039	1 642	1 289	1 623	1 833	1 302	1 218	1 363
Operating free cash flow margin²	%	Jun-21	3%	26%	29%	27%	(9)%	15%	(44)%	7%	10%	20%	13%
		Jun-20	5%	25%	—%	32%	(11)%	13%	(21)%	(20)%	10%	15%	8%

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

		Year ended		SOUTH AFRICA						Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Mine waste Solutions	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Jun-21	19 479	6 827	4 434	11 145	1 662	43 547	50 540	3 772	54 312
		Jun-20	0	6 866	4 433	4 936	1 700	17 935	23 731	4 307	28 038
Yield	- oz/ton	Jun-21	0.003	0.004	0.004	0.010	0.021	0.006	0.027	0.040	0.028
		Jun-20	0.000	0.004	0.005	0.011	0.022	0.008	0.045	0.036	0.043
Gold produced	- oz	Jun-21	66 133	25 046	18 101	115 099	35 655	260 034	1 384 597	150 755	1 535 352
		Jun-20	0	26 299	20 094	56 360	37 070	139 823	1 060 684	156 639	1 217 323
Gold sold	- oz	Jun-21	65 684	24 982	18 197	113 395	35 752	258 010	1 369 555	152 876	1 522 431
		Jun-20	0	26 459	20 093	57 229	37 006	140 787	1 078 074	159 113	1 237 187
Gold price received	- $/oz	Jun-21	1 474	1 612	1 720	1 763	1 735	1 668	1 720	1 711	1 719
		Jun-20	0	1 421	1 488	1 549	1 474	1 497	1 454	1 504	1 461
Gold revenue¹	($'000)	Jun-21	122 632	40 278	31 296	199 930	62 032	456 168	2 381 125	261 533	2 642 658
		Jun-20	0	37 610	29 895	88 622	54 564	210 691	1 567 822	239 293	1 807 115
Cash operating cost (net of by-product credits)	($'000)	Jun-21	67 272	25 705	17 583	138 094	50 376	299 030	1 753 952	108 466	1 862 418
		Jun-20	0	23 186	14 915	54 480	43 006	135 587	1 229 749	108 260	1 338 009
Inventory movement	($'000)	Jun-21	6 574	(169)	36	1 283	9	7 733	578	3 144	3 722
		Jun-20	0	174	52	467	(117)	576	13 253	(3 611)	9 642
Operating costs	($'000)	Jun-21	73 846	25 536	17 619	139 377	50 385	306 763	1 754 530	111 610	1 866 140
		Jun-20	0	23 360	14 967	54 947	42 889	136 163	1 243 002	104 649	1 347 651
Production profit	($'000)	Jun-21	48 786	14 742	13 677	60 553	11 647	149 405	626 595	149 923	776 518
		Jun-20	0	14 250	14 928	33 675	11 675	74 528	324 820	134 644	459 464
Capital expenditure	($'000)	Jun-21	4 543	254	828	2 550	13 524	21 699	249 515	81 838	331 353
		Jun-20	0	439	758	112	6 294	7 603	165 634	61 236	226 870
Cash operating cost	- $/oz	Jun-21	1 017	1 026	971	1 200	1 413	1 150	1 267	719	1 213
		Jun-20	0	882	742	967	1 160	970	1 159	691	1 099
Cash operating costs	- $/t	Jun-21	3	4	4	12	30	7	35	29	34
		Jun-20	0	3	3	11	25	8	52	25	48
Cash operating cost and Capital	- $/oz	Jun-21	1 086	1 036	1 017	1 222	1 792	1 233	1 447	1 262	1 429
		Jun-20	0	898	780	969	1 330	1 024	1 316	1 082	1 286
All-in sustaining cost	- $/oz	Jun-21	1 216	1 034	1 014	1 252	1 828	1 285	1 471	1 383	1 460
		Jun-20	0	901	774	962	1 371	1 031	1 319	1 120	1 293
Operating free cash flow margin²	%	Jun-21	26%	36%	41%	30%	(4)%	25%	15%	28%	16%
		Jun-20	—%	37%	48%	38%	10%	32%	11%	23%	13%

¹Includes a non-cash consideration to Franco-Nevada (Jun-21:US$25.804m, Jun-20:US$0m), excluded from the gold price calculation
²Excludes run of mine costs for Kalgold (Jun-21:-US$0.483m, Jun-20:US$0.077m) and Hidden Valley (Jun-21:US$1.270m, Jun-20:-US$14.200m).

INDEPENDENT AUDITOR'S REVIEW REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Harmony Gold Mining Company Limited

We have reviewed the condensed consolidated financial statements of Harmony Gold Mining Company Limited, set out on pages 18 to 42 of the provisional report, which comprise, the condensed consolidated balance sheet as at 30 June 2021 and the related condensed consolidated income statement, statement of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2021 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Director: CS Masondo
Registered Auditor
Johannesburg, South Africa

31 August 2021

The examination of controls over the maintenance and integrity of the Group's website is beyond the scope of the audit of the financial statements. Accordingly, we accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Year ended
Figures in million	Notes	30 June 2021 (Reviewed)	30 June 2020 Re-presented (Audited)
Revenue	3	41 733	29 245
Cost of sales	4	(35 657)	(25 908)
Production costs		(29 774)	(22 048)
Amortisation and depreciation		(3 893)	(3 508)
Impairment of assets		(1 124)	—
Other items		(866)	(352)

Gross profit		6 076	3 337
Corporate, administration and other expenditure	5	(1 068)	(611)
Exploration expenditure		(177)	(205)
Gains/(losses) on derivatives	10	1 022	(1 678)
Foreign exchange translation gain/(loss)	1 & 11	670	(892)
Other operating expenses	1 & 13	(562)	(309)
Operating profit/(loss)		5 961	(358)
Gain on bargain purchase	13	1 153	—
Acquisition-related costs	13	(124)	(45)
Share of profits from associates		83	94
Investment income	9	331	375
Finance costs	5	(661)	(661)
Profit/(loss) before taxation		6 743	(595)
Taxation	6	(1 153)	(255)
Current taxation		(543)	(58)
Deferred taxation		(610)	(197)

Net profit/(loss) for the year		5 590	(850)
Attributable to:
Non-controlling interest		37	28
Owners of the parent		5 553	(878)
Earnings/(loss) per ordinary share (cents)	7
Basic earnings/(loss)		919	(164)
Diluted earnings/(loss)		901	(166)
The accompanying notes are an integral part of these condensed consolidated financial statements.

The provisional condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2021 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 31 August 2021.
These condensed consolidated financial statements have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated. The unmodified review opinion is included on page 17. The auditor’s report does not necessarily report on all of the information contained in these results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to the auditor’s report.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

		Year ended
Figures in million	Notes	30 June 2021 (Reviewed)	30 June 2020 Re-presented (Audited)
Net profit/(loss) for the year		5 590	(850)
Other comprehensive income for the year, net of income tax		3 251	(1 958)
Items that may be reclassified subsequently to profit or loss		3 233	(1 998)
Foreign exchange translation gain/(loss)	2	(1 234)	1 199
Remeasurement of gold hedging contracts	10	4 467	(3 197)
Items that will not be reclassified to profit or loss	1	18	40

Total comprehensive income for the year		8 841	(2 808)
Attributable to:
Non-controlling interest		58	12
Owners of the parent		8 783	(2 820)
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)
FOR THE YEAR ENDED 30 JUNE 2021

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2020	32 937	(12 583)	3 017	4	23 375
Share issue costs	(3)	—	—	—	(3)
Share-based payments	—	—	156	—	156
Partial purchase of non-controlling interest	—	—	(4)	(1)	(5)
Net profit for the year	—	5 553	—	37	5 590
Other comprehensive income for the year	—	—	3 230	21	3 251
Dividends paid[1]	—	(677)	—	(7)	(684)
Balance – 30 June 2021 (Reviewed)	32 934	(7 707)	6 399	54	31 680
Balance – 1 July 2019	29 551	(11 710)	4 773	—	22 614
Issue of shares	3 386	—	—	—	3 386
Share-based payments	—	—	186	—	186
Recognition of non-controlling interest	—	5	—	(5)	—
Net profit/(loss) for the year	—	(878)	—	28	(850)
Other comprehensive income for the year	—	—	(1 942)	(16)	(1 958)
Dividends paid	—	—	—	(3)	(3)
Balance – 30 June 2020 (Audited)	32 937	(12 583)	3 017	4	23 375
1On 19 April 2021, Harmony paid an ordinary dividend of 110 cents per share.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

		At
Figures in million	Notes	30 June 2021 (Reviewed)	30 June 2020 Re-presented (Audited)
ASSETS
Non-current assets
Property, plant and equipment	8	34 366	29 186
Intangible assets	8	365	536
Restricted cash and investments	1 & 13	5 232	3 642
Investments in associates		126	146
Deferred tax assets	6	198	531
Other non-current assets	9	332	435
Derivative financial assets	10	328	50
Total non-current assets		40 947	34 526
Current assets
Inventories		2 542	2 421
Restricted cash and investments	1	67	62
Trade and other receivables		1 652	1 308
Derivative financial assets	10	1 471	18
Cash and cash equivalents		2 819	6 357
Total current assets		8 551	10 166
Total assets		49 498	44 692
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company		31 626	23 371
Share capital		32 934	32 937
Other reserves		6 399	3 017
Accumulated loss		(7 707)	(12 583)
Non-controlling interest		54	4
Total equity		31 680	23 375
Non-current liabilities
Deferred tax liabilities	6	2 202	996
Provision for environmental rehabilitation	13	4 662	3 408
Other provisions	1	926	910
Borrowings	11	2 974	7 463
Contingent consideration liability	13	417	—
Other non-current liabilities		178	101
Derivative financial liabilities	10	6	879
Streaming contract liability	12	695	—
Total non-current liabilities		12 060	13 757
Current liabilities
Other provisions	1	175	175
Borrowings	11	387	255
Trade and other payables	13	4 594	3 006
Derivative financial liabilities	10	206	4 124
Streaming contract liability	12	396	—
Total current liabilities		5 758	7 560
Total equity and liabilities		49 498	44 692
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

		Year ended
Figures in million	Notes	30 June 2021 (Reviewed)	30 June 2020 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	15	9 741	5 031
Dividends received		85	—
Interest received		171	86
Interest paid		(234)	(370)
Income and mining taxes paid		(584)	(24)
Cash generated from operating activities		9 179	4 723
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash and investments		(48)	(21)
Amounts refunded from restricted cash and investments		34	5
Redemption of preference shares from associates		36	59
Acquisition of Mponeng operations and related assets	13	(3 363)	—
ARM BBEE Trust loan repayment	9	264	—
ARM BBEE Trust loan advanced	9	(264)	—
Capital distributions from investments		8	7
Proceeds from disposal of property, plant and equipment		11	2
Additions to property, plant and equipment	15	(5 142)	(3 610)
Cash utilised by investing activities		(8 464)	(3 558)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	11	—	6 541
Borrowings repaid	11	(3 491)	(5 661)
Proceeds from the issue of shares		—	3 466
Partial repurchase of non-controlling interest		(5)	—
Dividend paid		(684)	(3)
Lease payments		(119)	(38)
Cash generated/(utilised) by financing activities		(4 299)	4 305
Foreign currency translation adjustments		46	(106)
Net increase/(decrease) in cash and cash equivalents		(3 538)	5 364
Cash and cash equivalents – beginning of year		6 357	993
Cash and cash equivalents – end of year		2 819	6 357
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
1.    ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2021 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.
The condensed consolidated financial statements have been prepared on a going concern basis.
Comparative information
As a result of the acquisition of AngloGold Ashanti Limited's (AGA) remaining South African assets, collectively Mponeng operations and related assets (refer to note 13), a change in the materiality thresholds applied by management resulted in certain of the financial statement line items either being aggregated or disaggregated in the related primary financial statement as at and for the year ended 30 June 2021. As a result and in accordance with the requirements of IFRS, the comparatives were also re-presented accordingly, as noted in the table below.

Line item	Presentation in FY21 condensed financial statements	Presentation in FY20 condensed financial statements
Condensed consolidated income statement
Foreign exchange translation gain/(loss)	Disaggregated and disclosed as a separate line item	Included in other operating expenses. The total for other operating expenses for FY20 was R1 201 million.
Condensed consolidated statement of comprehensive income
Items that will not be reclassified to profit or loss	Aggregated	Disaggregated
Condensed consolidated balance sheet
Restricted cash	Aggregated and disclosed in the restricted cash and investments line item	Disclosed as a separate line item. The FY20 balance for the non-current portion was R107 million and the balance for the current portion was R62 million.
Restricted investments	Aggregated and disclosed in the restricted cash and investments line item	Disclosed as a separate line item. The balance for FY20 was R3 535 million.
Non-current inventories	Aggregated and disclosed in the other non-current assets line item	Disclosed as a separate line item. The balance for FY20 was R47 million.
Retirement benefit obligation	Aggregated and disclosed in the other provisions line item	Disclosed as a separate line item. The balance for FY20 was R193 million.
Provision for silicosis settlement	Aggregated and disclosed in the other provisions line item	Current and non-current portion disclosed as a separate line item. The FY20 balance for the non-current portion was R717 million and the balance for the current portion was R175 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
2.    COVID-19 IMPACT
South Africa
The national lockdown that began on 27 March 2020 to curb the spread of the Coronavirus (Covid-19) and allow the country time in which to prepare for the demands the pandemic would have on its health care system is still in place. Harmony continues with the risk assessment-based Covid-19 prevention strategy which was rolled out across all of its operations before the lockdown was announced. This approach has allowed management to identify, evaluate and rank the hazards associated with any exposures to Covid-19 and potential infections. It has allowed the company to reduce or eliminate the probability of an employee contracting Covid-19 and to limit the severity should an employee be infected.
Harmony’s Covid-19 Standard Operating Procedure (SOP) has been adopted and rolled out, ensuring a safe return to work and work environment for each of its employees. The SOP was informed by guidelines provided by the Department of Mineral Resources and Energy, the National Council for Infectious Diseases and the World Health Organisation.
All requisite staffing, facilities and equipment are in place to ensure continuous rigorous screening of employees at work, as well as isolate or quarantine employees infected by or exposed to Covid-19, with subsequent testing and treatment. Management adapt the approach continuously as more information becomes available and new best practices evolve.
Papua New Guinea
Harmony’s Hidden Valley mine in Papua New Guinea has continued to operate during the Covid-19 State of Emergency declared in that country, however restrictions on international travel and the implementation of strict Covid-19 control protocols, required longer employee rosters, which includes rostered days off on site to manage fatigue, which has negatively impacted productivity. Work is being done to mitigate this impact. The delivery of essential supplies to the mine has continued, with strict isolation control measures in place. All non-essential staff have been temporarily removed from site and certain activities and expenditures have been curtailed to focus on safe, profitable operations during the pandemic. Protocols were adopted to allow the safe movement of personnel to and from site.
Vaccines
The roll-out of vaccine programmes globally since November 2020, despite the subsequent discovery of several mutations, or variants, is seen as a positive move to prevent severe disease and hospitalisation. Harmony has four accredited mass vaccination sites in South Africa and three in Papua New Guinea, with plans to accredit six more sites in South Africa. Harmony aims to vaccinate 80% of its employees that are willing to be vaccinated by October 2021 and can then assist with the vaccination of employees' families and the communities in which we operate.
Financial risk management
The effects of Covid-19 and other macro developments have increased financial risks such as exchange rate, interest rate and commodity price volatility, while also impacting on liquidity and credit risk. Management has put various measures in place to mitigate and/or manage the risks and continues monitoring the situation closely. Refer to note 14 for additional detail.
Market impact
Exchange rates
Due to the impact of the Covid-19 pandemic, during the 2020 financial year the Rand weakened significantly against the US dollar and the Australian dollar, closing at R17.32/US$1 and R11.96/A$1 on 30 June 2020. During the 2021 year, the Rand strengthened against the two currencies, closing at R14.27/US$1 and R10.72/A$1 on 30 June 2021. In addition, the Papua New Guinea Kina weakened against the Australian dollar from PGK2.38/A$1 at 30 June 2020 to PGK2.63/A$1 at 30 June 2021. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its International operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation gain of R1.2 billion for the 2020 year, while a foreign translation loss of R1.2 billion was recognised for the 2021 year. In addition, a net foreign exchange translation gain of R670 million (R892 million net loss in FY20) was recognised in profit or loss for the 2021 year, primarily on the US$ borrowings.
Commodity prices
Gold prices have rallied to all-time highs during the 2020 and 2021 years following the global economic fallout of Covid-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors. The price of gold in US$ terms closed at US$1 770/oz on 30 June 2021, relatively unchanged from the price of US$1 781/oz on 30 June 2020. However, spot gold prices have traded in a range of between US$1 681/oz and US$2 063/oz (FY20: US$1 384/oz and US$1 781/oz) during the year, which was driven by factors such as the announcement of the successful developments of vaccines as well as the various waves of the Covid-19 infections being experienced globally.
Interest rates
The United States of America (US) as well as South African market interest rates remain stable at the recent low levels and are expected to remain low for some time to come, as economies all over the world are still impacted by the economic impact of the Covid-19 pandemic.
Since the US Federal Reserve dropped the Fed Funds rate to a maximum of 0.25% in March 2020, there have been no changes to the rate. Similarly in South Africa, the South African Reserve Bank (SARB) has kept the repo rate at a low of 3.50% since reducing it to that level on 23 July 2020. In the first half of 2020 the SARB lowered the repo rate by 2.75% from 6.50% to 3.75%. Management's expectation is for interest rates to remain low as inflation is well within the target band.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
2.    COVID-19 IMPACT continued
Impact on production
During the initial phase of the South African national lockdown, the underground operations were placed on care and maintenance and employees returned to their homes across the country and in other SADC countries. On 1 May 2020, the underground operations were granted concessions to start producing at a maximum capacity of 50% and as of 1 June 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% of its labour capacity. By 1 September 2020, Harmony had completed the recall of all operational employees.
Management continuously monitors the crew availability and adapts the production models accordingly. The December break was shortened to allow for a catch-up on development which had been delayed during Level 4 & 5 of the national lockdown. It also allowed for extra production days.
Due to the protocols put in place to deal with an employee who has potentially been exposed to the virus, the disruption to production has been minimal. The reduction of the quarantine time from 14 to 10 days has also seen a quicker return after a potential exposure. The use of the rapid antigen test during the January 2021 return-to-work process significantly improved the process as employees could be cleared for work within an hour of testing. Those with a positive test were immediately isolated for further case management.
Impact on critical estimates and judgements
The group considered the impact of the Covid-19 pandemic on each of its significant accounting estimates and judgements as at 30 June 2021, some which relate to the key assumptions for the calculation of the mining assets' recoverable amounts. The increase in the US$ gold price affected the short- and medium-term views in the forecasts management received from various institutions in order to determine the assumptions for impairment testing. Refer to note 8 for further details on the assumptions used in the impairment test.
With the fair value exercise that is required for the acquisition of Mponeng operations and related assets, management made certain assumptions and estimates required in the process as at 1 October 2020. These assumptions were affected by the market volatility at the time. Refer to note 13 for further detail.
3.    REVENUE

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Revenue from contracts with customers	43 632	30 642
Gold[1]	42 597	29 704
Silver[2]	857	839
Uranium[2]	178	99
Consideration from streaming contract[3]	397	—
Hedging loss[4]	(2 296)	(1 397)
Total revenue[5]	41 733	29 245
1    The increase is mainly due to the acquisition of the Mponeng operations and related assets and a higher gold price. The acquired operations contributed R7.5 billion in revenue during the year. In addition, the average gold price received increased by 15.7% to R851 045/kg from R735 569/kg in the year ended 30 June 2020.
2    Silver is derived from the Hidden Valley mine in Papua New Guinea. Uranium is derived from the Moab Khotsong operation.
3    Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 12 for further information.
4    Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 10 for further information.
5    A geographical analysis of revenue is provided in the segment report.

The points of transfer of control are as follows:

•Gold: South Africa (excluding streaming contract)	Gold is delivered and a certificate of sale is issued.
•Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
•Uranium	Confirmation of transfer is issued.
•Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
4.    COST OF SALES

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Production costs – excluding royalty[1]	29 137	21 721
Royalty expense[2]	637	327
Amortisation and depreciation[3]	3 893	3 508
Impairment of assets[4]	1 124	—
Rehabilitation expenditure[5]	285	47
Care and maintenance cost of restructured shafts	144	146
Employment termination and restructuring costs[6]	332	40
Share-based payments	114	130
Other	(9)	(11)
Total cost of sales	35 657	25 908
1    Production costs saw a significant increase in the 2021 year due to the acquisition of the Mponeng operations and related assets, which contributed R5 230 million to the increase. The remaining increase is mainly attributable to higher utilities and labour costs for the year as a result of annual increases.
2    The royalty expense increased during the 2021 year due to increased profitability as a result of the higher gold prices, which also impacted on the rates at which royalties are calculated.
3    The increase year on year is as a result of the operations running for the entire year with no shutdowns while the charge for 2020 was impacted by lower production due to the closure of underground operations as a result of the Covid-19 pandemic. The inclusion of the Mponeng operations and related operations assets in the asset base also contributes R421 million to the increase year on year.
4    During the current period impairments of R1 124 million were recognised for the property, plant and equipment of Tshepong Operations and Target 3 as well as the goodwill of Bambanani. Refer to note 8 for further details.
5    The total for the 2021 year includes the change in estimate following the annual reassessment process.
6    The increase is due to a new programme for voluntary and medical severance packages offered to employees.
5.    OTHER INCOME STATEMENT ITEM NOTES
Corporate, administration and other expenditure
The amount for the year ended 30 June 2021 increased from 30 June 2020 mainly due to integration costs of R205 million (R4 million in FY20) related to the acquisition of the Mponeng operations and related assets (refer to note 13), a general increase in corporate activity and higher employee incentive payments.
Finance costs

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Borrowings (refer to note 11)	228	424
Other creditors and liabilities	14	9
Time value of money and inflation component of rehabilitation costs	296	194
Time value of money for other provisions	74	88
Streaming arrangements (refer to note 12)	71	—
Interest capitalised	(22)	(54)
Total finance costs	661	661
6.    TAXATION
Current taxation
The movement in foreign exchange translation from losses in the prior year to gains in the current year as well as higher mining taxable income due to the increase of revenue resulted in the increase in the current tax expense during the 2021 year. This was also impacted by certain companies within the group using their unredeemed capital allowances as well as assessed losses.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
6.    TAXATION continued
Deferred taxation
The R610 million deferred tax expense during the 2021 year is attributable to increased net taxable temporary differences due primarily to the utilisation of the assessed losses and unredeemed capital expenditure in certain companies as a result of higher taxable profits. The main contributors to these changes were:
•Harmony Moab Khotsong Operations (Pty) Ltd utilised its assessed loss and unredeemed capital expenditure, which contributed R224 million to the liability increase;
•Freegold (Harmony) Pty Ltd utilised its assessed loss and unredeemed capital expenditure balance, which contributed R112 million to the liability increase year on year; and
•Golden Core Trade and Investment (Pty) Ltd, which acquired the Mponeng operation as well as the West Wits closure business utilised a portion of its unredeemed capital allowance, which contributed R149 million to the liability increase.
An increase of R782 million in the deferred tax liability is due to the increase in the net derivative asset/(liability) position from 30 June 2020, which had an impact on the majority of the companies within the group.
Due to the acquisition of the Mponeng operations and related assets, a R148 million net deferred tax liability was recognised. Refer to note 13 for detail.
Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	At
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Balance at beginning of year	465	687
Net deferred tax liability of acquired operations at 1 October 2020	148	—
Expense per income statement	610	197
Tax expense/(credit) directly charged to other comprehensive income	781	(419)
Balance at end of year	2 004	465
Deferred tax asset per balance sheet	(198)	(531)
Deferred tax liability per balance sheet	2 202	996
As at 30 June 2020 a deferred tax asset was recognised in Harmony Gold Mining Company Limited (Harmony Company) and Randfontein Estates Limited (Randfontein Estates). Subsequently, the net deferred tax asset balance has decreased due to the utilisation of assessed losses, unredeemed capital expenditure and a decrease in the net derivative liability. Harmony Company's deferred tax asset balance reduced to R175 million while Randfontein Estates' deferred tax asset became a deferred tax liability.
The net deferred tax asset position of Harmony Company is as follows:

	At
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Deductible temporary differences	640	1 079
Assessed losses	—	574
Total	640	1 653
Deferred tax rate	27.4%	29.8%
Deferred tax asset	175	492
Furthermore, the newly acquired Chemwes (Pty) Limited (Chemwes Company) is in a net deferred tax asset position as disclosed below:

At
Figures in million	30 June 2021 (Reviewed)
Deductible temporary differences	212
Assessed losses	—
Total	212
Deferred tax rate	12.8%
Deferred tax asset	23
A deferred tax asset continues to be recognised for Harmony Company and the Chemwes Company as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
7.    EARNINGS/(LOSS) PER ORDINARY SHARE

	Year ended
	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Weighted average number of shares (million)	604	535
Weighted average number of diluted shares (million)	616	547
Total earnings/(loss) per share (cents):
Basic earnings/(loss)	919	(164)
Diluted earnings/(loss)	901	(166)
Headline earnings/(loss)	923	(154)
Diluted headline earnings/(loss)	904	(157)
Reconciliation of headline earnings/(loss):

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Net profit/(loss) for the year attributable to owners of the parent	5 553	(878)
Adjusted for:
Gain on bargain purchase[1]	(1 153)	—
Impairment of assets[2]	1 124	—
Taxation effect on impairment of assets	(93)	—
Profit on sale of property, plant and equipment	(11)	(2)
Taxation effect on profit on sale of property, plant and equipment	2	—
Loss on scrapping of property, plant and equipment	161	62
Taxation effect on loss on scrapping of property, plant and equipment	(8)	(10)
Headline earnings/(loss)	5 575	(828)
1 There is no tax effect on this item.
2 This total includes the impairment of goodwill which does not have a tax effect.
8.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Acquisitions
One of the major contributors to the movement in property, plant and equipment is the acquisition of Mponeng operations and related assets and liabilities. Refer to note 13 for further information on the acquisition.
Impairment of property, plant and equipment (including goodwill)
Management performed an assessment for impairment triggers as well as indications of reversal of previously recorded impairment losses at 30 June 2021. Due to the net asset value (before any impairments recognised) exceeding the market capitalisation of Harmony as at 30 June 2021, the recoverable amounts for all cash-generating units (CGUs) were calculated. The recoverable amounts for these assets were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.
Estimates and judgements
The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values. Due to the short-term volatility in the US$ commodity price and the Rand against the US$ towards the end of the financial year, management decided it would be appropriate to differentiate between short-, medium- and long-term assumptions used in the models. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of reserves and resources in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). The resource multiple values have been updated from the prior year, due to the recent transaction between AGA and Harmony for the purchase of the Mponeng operations and related assets. The resource multiple has been further updated to differentiate between underground operations and surface source operations due to this new information and applied to the relevant resource bases. Please refer to note 13 for further information on the acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
8.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Estimates and judgements continued
The silver price has been extended during the current financial year to include short-, medium- and long-term rates. The long-term rate used is based on the rate used as part of the strategic planning process.
Post-tax real discount rates ranging between 9.3% and 12.0% (2020: 9.6% and 11.5%), depending on the asset, were used to determine the recoverable amounts for the South African operations. Hidden Valley made use of a post-tax real discount rate of 10.3%.

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
US$ gold price per ounce
– Year 1	1 805	1 610
– Year 2	1 673	1 558
– Year 3	1 582	1 469
– Long term (year 4 onwards)	1 500	1 350
US$ silver price per ounce
– Year 1	25.72	17.00
– Year 2	23.22	17.00
– Year 3	21.70	17.00
– Long term (year 4 onwards)	20.70	17.00
Exchange rate (R/US$)
– Year 1	14.54	16.72
– Year 2	14.36	15.47
– Year 3	14.44	15.29
– Long term (Year 4 onwards)	14.51	14.51
Exchange rate (PGK/US$)	3.50	3.45
Rand gold price (R/kg)
– Year 1	843 000	865 000
– Year 2	772 000	775 000
– Year 3	735 000	722 000
– Long term (Year 4 onwards)	700 000	630 000
Additional resources multiples (US$/oz) (underground operations)[1]
Measured	16.50	25.00
Indicated	9.00	8.00
Inferred	3.60	2.80
Additional resources multiples US$/oz (surface sources)[2]
Measured	30.00	N/A
Indicated	17.50	N/A
Inferred	8.00	N/A
1    The underground resource value has been applied to Target North and Doornkop's Kimberly Reef.
2    The surface resource values have been applied to the Mispah Tailings resource, Vaal River and West Wits surface sources.

Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows due to the impact of the Covid-19 pandemic, management has used various probability scenarios in determining the recoverable amounts for the CGUs at 30 June 2021 and 2020.
The factors below were considered in management's judgements. The most significant change year on year was the introduction of the vaccination programme and its impact on infection rates. The factors were:
•infection rates and the timing of the expected peaks in the provinces and/or countries that Harmony's operations are situated in;
•expected disruptions to production together with the mitigation strategies management has in place;
•expectation of the completion date of the vaccination programme at Harmony and a governmental level; and
•potential duration of the impact of the virus (prior and post vaccination) and the related restrictions in operations.
Management included estimates of the staffing costs for screening and monitoring employees at work as well as those that are in quarantine. Further costs have been included in the life-of-mine plans for the cost of the vaccination programme and the scenarios used by management include further potential costs if vaccinations are required in the future at various intervals.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
8.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Estimates and judgements continued
In preparing the various scenarios, management considered and varied:
•the potential impact on production and therefore on the revenue cash flows, based on historical trends that have been extrapolated to account for varying disruption levels;
•the duration of potential disruptions to production, ranging from 12 months to 24 months;
•the infection rates and associated costs as well as vaccination costs. This included impacts on production as well as considerations of the potential requirement to re-vaccinate in coming years.
The calculated cash flows were then weighted based on management's expectation of each of the scenarios occurring. The resulting amounts were discounted using the specific discount rate for each operation in order to determine the recoverable amount.
Results of impairment and reversal assessment
Based on the impairment tests performed, impairment of R1 124 million was recorded for the 2021 year. The impairments relate to the following operations:
•The impairment of goodwill on Bambanani was mainly as a result of a reduction in grade over the remainder of the operation's life. The reduction in grade is due to unexpected changes in the orebody and a lower mine call factor. These changes from the previous life-of-mine plan resulted in a reduced post-tax recoverable amount of R341 million and an impairment of R187 million.
•The entire carrying value of Target 3 has been impaired during the current year, resulting in an impairment of R178 million. Previous plans to explore the sale of the operation have been abandoned and further development is not a viable option at this stage. Therefore management has determined a recoverable amount of Rnil.
•An impairment of R759 million on the property, plant and equipment of Tshepong Operations was recognised at 30 June 2021. The updated life-of-mine plan included a reduction in planned gold resulting from lower grade. There was also a change in the mining profile in the revised life-of-mine plan, which impacted on the timing of cash flows, which were then later than in comparison to the prior year plan. These changes affected the discounted cash flows used to determine the recoverable amount of the operation. The post-tax recoverable amount decreased year on year to R5 784 million.
Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased.  Management also considered the level of uncertainty of the impact of Covid-19 on production and therefore on the cash flows. Due to the continued volatility seen in the gold prices as well as exchange rates, coupled with the fact that the factors resulting in the previously recognised impairment losses had not reversed, as well as the market capitalisation consideration, management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the under review.
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. Management determined a reasonably possible long-term change of 10% in gold prices based on the standard deviation of both Harmony's long-term gold price assumption over the past five financial years and market analysts' forecasted long-term gold price assumptions. A 10% increase/decrease (pre-impairment and scrapping recognised) in the gold price and resource values used (with all other variables held constant and not taking any actions, such as stopping capital projects, into account) would have resulted in the following post-tax impairment being recorded (including the impairments recorded in the current period) as at 30 June 2021:

Figures in million	30 June 2021 10% decrease (Reviewed)
Tshepong Operations	(5 314)
Mponeng*	(2 496)
Moab Khotsong[1]	(1 916)
Doornkop	(1 914)
Target 1	(1 267)
Kusasalethu	(821)
Mine Waste Solutions*	(600)
Kalgold	(390)
Bambanani[1]	(413)
Joel	(363)
Target 3#	(178)
Other assets	(100)
*    The potential impairments have been calculated based on carrying amounts derived from the provisional fair exercise and are subject to change. Refer to note 13 for further information.
1    The carrying amounts of these CGUs include goodwill and any impairment losses are allocated first to goodwill and then to the identifiable assets.
#    A 10% increase in the gold price assumption would result in an impairment of R178 million on Target 3 alone.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
9.    OTHER NON-CURRENT ASSETS
During the 2021 financial year-end, the loan to the ARM Broad-Based Economic Empowerment Trust (the ARM BBEE Trust) was refinanced to allow a sufficient and sustainable repayment structure. Following the restructuring, Harmony advanced R264 million to the ARM BBEE Trust to which the Trust used the amount for the repayment of the outstanding balance under the previous loan agreement. The loan under the revised loan agreement is interest-free and is receivable on the maturity of the loan on 30 June 2035. The loan is unsubordinated and unsecured. The loan does not meet the requirements for amortised cost measurement as it fails the solely payments of principal and interest characteristics. It is therefore classified as a fair value through profit and loss instrument (refer to the fair value determination section in note 14 for detail). The refinancing of the loan resulted in a day 1 expense of R87 million, which is included in investment income.
10.    DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
At 30 June 2021 (Reviewed)
Derivative financial assets	1 358	48	10	383	—	1 799
Non-current	279	40	9	—	—	328
Current	1 079	8	1	383	—	1 471
Derivative financial liabilities	(41)	(73)	(98)	—	—	(212)
Non-current	—	—	(6)	—	—	(6)
Current	(41)	(73)	(92)	—	—	(206)

Net derivative financial instruments	1 317	(25)	(88)	383	—	1 587
Unamortised day one net loss included above	(18)	(5)	—	—	—	(23)
Unrealised gains/(losses) included in other reserves, net of tax	1 069	(18)	—	—	—	1 051
Movements for the year ended 30 June 2021
Realised losses included in revenue	(2 023)	(273)	—	—	—	(2 296)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	2 999	(7)	—	—	—	2 992
Gains/(losses) on derivatives	—	—	(256)	1 217	111	1 072
Day one loss amortisation	(42)	(8)	—	—	—	(50)
Total gains/(losses) on derivatives	(42)	(8)	(256)	1 217	111	1 022
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	2 999	(7)	—	—	—	2 992
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(2 999)	7	—	—	—	(2 992)
(a)    Rand gold hedging contracts
All Rand gold forward contracts entered into after 1 October 2020 were apportioned to the South African operations which included Mponeng and Mine Waste Solutions operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
At 30 June 2020 (Audited)
Derivative financial assets	19	8	11	30	—	68
Non-current	10	5	5	30	—	50
Current	9	3	6	—	—	18
Derivative financial liabilities	(3 626)	(356)	(4)	(760)	(257)	(5 003)
Non-current	(717)	(96)	(1)	(65)	—	(879)
Current	(2 909)	(260)	(3)	(695)	(257)	(4 124)

Net derivative financial instruments	(3 607)	(348)	7	(730)	(257)	(4 935)
Unamortised day one net loss included above	(18)	(8)	—	—	—	(26)
Unrealised losses included in other reserves, net of tax	(3 053)	(342)	—	—	—	(3 395)
Movements for the year ended 30 June 2020
Realised losses included in revenue	(1 263)	(134)	—	—	—	(1 397)
Unrealised losses included in other reserves, net of tax	(4 820)	(391)	—	—	—	(5 211)
Gains/(losses) on derivatives	—	—	6	(1 235)	(174)	(1 403)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	(235)	—	—	—	—	(235)
Day one loss amortisation	(34)	(6)	—	—	—	(40)
Total gains/(losses) on derivatives	(269)	(6)	6	(1 235)	(174)	(1 678)
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(4 820)	(391)	—	—	—	(5 211)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	4 820	391	—	—	—	5 211
Reconciliation of the hedge reserve:

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Opening balance	(3 395)	(214)
Remeasurement of gold hedging contracts	4 467	(3 197)
Unrealised gain/(loss) on gold hedging contracts	2 992	(5 211)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	—	235
Released to revenue on maturity of the gold hedging contracts	2 296	1 397
Foreign exchange translation	(39)	(37)
Deferred taxation thereon	(782)	419
Attributable to non-controlling interest	(21)	16
Closing balance	1 051	(3 395)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued
The following table shows the open position at the reporting date:

	FY2022				FY2023				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Foreign exchange contracts
Zero cost collars
US$m	47	42	27	—	—	—	—	—	116
Average Floor – R/US$	16.32	16.93	17.99	—	—	—	—	—	16.93
Average Cap – R/US$	17.90	18.54	19.65	—	—	—	—	—	18.54
Forward contracts
US$m	9	9	8	—	—	—	—	—	26
Average Forward rate – R/US$	18.18	18.41	18.71	—	—	—	—	—	18.43
R/gold
000 oz – cash flow hedge	79	72	63	52	38	5	—	—	309
Average R'000/kg	863	933	1 022	1 070	1 084	1 025	—	—	976
US$/gold
000 oz – cash flow hedge	12	12	11	11	9	9	7	2	73
Average US$/oz	1 561	1 606	1 723	1 799	1 911	1 867	1 826	1 861	1 743
Total gold
000 oz	91	84	74	63	47	14	7	2	382
US$/silver
000 oz	365	335	315	285	285	270	155	45	2 055
Average Floor – US$/oz	18.61	19.52	20.05	20.43	24.39	25.97	25.98	26.30	21.72
Average Cap – US$/oz	20.26	21.35	22.05	22.49	27.02	29.00	29.24	29.52	23.99
Refer to note 14 for details on the fair value measurements.
11.    BORROWINGS
Summary of facilities' terms

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand term loan SA rand	Rand RCF SA rand	Westpac fleet loan US dollar
Borrowings summary at 30 June 2021
Original facility	200	200	600	1 400	N/A
Drawn down/ loan balance	200	—	450	—	8
Undrawn committed borrowing facilities	N/A	200	N/A*	1 400	N/A*
Maturity	September	September	November	November	July
	2023	2023	2022	2022	2022
Interest rate	LIBOR + 3.05%	LIBOR + 2.90%	JIBAR + 2.90%	JIBAR + 2.80%	LIBOR + 3.20%
*    The amounts repaid on the facility cannot be drawn down again.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
11.    BORROWINGS
Interest bearing borrowings

	At
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Non-current borrowings
R2 billion facility	153	1 351
Balance at beginning of year	1 351	1 489
Draw down	—	1 100
Repayments	(1 050)	(1 100)
Transferred to current borrowings	(150)	(150)
Amortisation of issue cost	2	12
US$400 million facility	2 799	5 980
Balance at beginning of year	5 980	—
Draw down	—	5 441
Issue cost	(11)	(95)
Repayments	(2 347)	—
Amortisation of issue cost	39	12
Translation	(862)	622
US$350 million facility	—	—
Balance at beginning of year	—	4 143
Repayments	—	(4 465)
Amortisation of issue cost	—	24
Translation	—	298
Westpac fleet loan	22	132
Balance at beginning of year	132	194
Repayments	(96)	(96)
Transferred to current borrowings	18	(16)
Translation	(32)	50

Total non-current borrowings	2 974	7 463
Current borrowings
R2 billion facility	300	150
Balance at beginning of year	150	—
Transferred from non-current borrowings	150	150
Westpac fleet loan	87	105
Balance at beginning of year	105	89
Transferred from non-current borrowings	(18)	16

Total current borrowings	387	255
Also during the year ended 30 June 2021:
•On 6 July 2020 Harmony and its subsidiaries cancelled the bridge loan of US$200 million, which had been entered into for the payment of the consideration for the Mponeng operations and related assets. No draw downs were made prior to cancellation.
•The syndicate of lenders for the US$400 million facility agreed to the one-year extension during July 2020, extending the maturity date to September 2023
During June 2020, the company's lenders agreed to relax certain requirements for compliance with debt covenants until December 2020. The group complied with all debt covenants as at 31 December 2020. From 1 January 2021, the covenants reverted to the original position.
There were no breaches of the loan covenants for the 2021 and 2020 financial years. Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net debt position.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
11.    BORROWINGS continued

	Year ended
Figures in million	30 June 2021 (Reviewed	30 June 2020 (Audited)
Translation gain/(loss) on US$ facilities[1]	(895)	(967)
Rand/US$ exchange rate:
Closing/spot	14.27	17.32
Average	15.40	15.66
1    The remainder of foreign exchange transaction gain or loss included in profit or loss relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.
12.    STREAMING ARRANGEMENTS
Streaming arrangement with Franco-Nevada Barbados
Harmony's subsidiary, Chemwes, the owner of the Mine Waste Solutions operation (MWS) has a contract with Franco-Nevada Barbados (Franco-Nevada) where Franco-Nevada is entitled to receive 25% of all the gold produced through MWS. As part of the acquisition of MWS (refer to note 13), Harmony assumed the obligations enforced by the Franco-Nevada contract.
The contract is a streaming agreement that commenced on 17 December 2008 for which Franco-Nevada paid US$125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. As at 1 October 2020, the US$125 million upfront payment has been settled. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce adjusted with an annual escalation adjustment.
Harmony does not have an existing streaming arrangement and therefore a new accounting policy was developed for the classification and measurement of the transaction.
Accounting policy
The streaming contract was assessed and has been accounted for as an own-use customer contract. At acquisition, the Franco-Nevada contract was initially recognised at a fair value (refer to note 13) of R1.42 billion in accordance with IFRS 3. The fair value of the contract took into consideration the existing unfavourable gold price terms at acquisition, in relation to the comparative market gold price.
The obligation to deliver the contractually stipulated ounces over the remaining term of the agreement results in a significant financing component. The interest accrues on the contract liability over the remaining contractual term. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue classified as "consideration from streaming contract" in note 3. Refer to note 13 for the critical estimates and judgements relating to the contract liability. Changes in the production plan will affect the subsequent measurement prospectively. This is the only input that is considered for subsequent measurement. Harmony's cost of debt of 7.7% was used to impute the finance cost for the significant financing component recognised on the contract liability.
The current portion of the liability is determined with reference to the current production profile of MWS for the next 12 months.
Contract liability and gold delivered
As at 1 October 2020, the balance of gold ounces to be delivered to Franco-Nevada amounted to 100 686oz. Subsequent to 1 October 2020, 16 257oz had been delivered to Franco-Nevada bringing the balance of gold ounces to be delivered as at 30 June 2021 to 84 429oz.
The contract price receivable in US$/oz for each ounce of gold delivered is as follows:
•1 October 2020 – 16 December 2020: US$433/oz
•17 December 2020 – 30 June 2021: US$437/oz
Reconciliation of the streaming contract liability:

At
Figures in million	30 June 2021 (Reviewed)
Balance at 1 October 2020 – initial recognition	1 417
Finance costs related to significant financing component	71
Non-cash consideration for delivery of gold ounces	(397)
Closing balance at 30 June 2021	1 091
– Current	396
– Non-current	695

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
13.    ACQUISITIONS AND BUSINESS COMBINATIONS
ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS
On 12 February 2020, Harmony announced that it had reached an agreement with AGA to purchase the Mponeng operations and related assets. Harmony's primary goal with the acquisition was to improve the group's overall recovered grade and increase cash flow margins. The transaction includes the following assets and liabilities:
•The Mponeng, Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets);
•100% of the share capital of First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities (the FUSA Group); and
•100% of the share capital of Covalent Water Company (Pty) Limited (CWC), AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited.
The last condition precedent for the acquisition was fulfilled during September 2020, resulting in an acquisition date of 1 October 2020.
Cash generating units identified
Based on management's assessment the transaction meets the definition of a business combination as defined by IFRS 3. The following CGUs were identified in the acquisition:
•the Mponeng business, consisting of the Mponeng, Tau Tona and Savuka mines, forming a single complex, and their associated assets and liabilities, including CWC;
•the West Wits closure business, consisting of the Savuka plant and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and the associated assets and liabilities;
•Mine Waste Solutions (also known as MWS); and
•the Vaal River closure business, consisting of certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.
Consideration transferred
Consideration for the transaction amounted to a cash payment of R3.4 billion (US$200 million), paid on 30 September 2020, and contingent consideration subject to the following criteria:
•US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021; and
•US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.
As at 1 October 2020, the contingent consideration was valued at R229 million by using a probability weighted method, discounted at a post-tax real rate of 10.6%. Subsequent to initial recognition, the assumptions applied for the valuation of the liability were updated. As at 30 June 2021, the contingent consideration was valued at R417 million using a post-tax real discount rate of 10.3%. The remeasurement of the liability of R188 million is included in Other operating expenses and relates primarily to a change in the production profile, which is based on Harmony's life-of-mine plan. The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The contingent consideration attributable to the below infrastructure ounces of gold was valued at Rnil at both 1 October 2020 and 30 June 2021.
The amount disclosed in the cash flow statement for cash paid for the acquisition of the Mponeng operations and related assets is determined as follows:

Figures in million	30 June 2021 (Reviewed)
Cash consideration paid	3 366
Cash acquired	(3)
Net cash paid on 30 September 2020	3 363
Acquisition and integration costs
The total of R124 million for acquisition costs for the year ended 30 June 2021 relates to various costs directly attributable to the acquisition process. These costs include attorney and advisory fees.
There have also been costs incurred for the integration of the acquired assets into Harmony's existing structures and systems. These costs include project management and consultancy fees and software licensing costs required to interface with the Harmony systems. These costs amounted to R205 million (2020: R4 million) for the year ended 30 June 2021 and have been included in Corporate, administration and other expenditure.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
13.    ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS continued
Identifiable assets acquired and liabilities assumed
The fair value exercise was prepared on a provisional basis in accordance with IFRS 3. The values measured on a provisional basis included, inter alia, property, plant and equipment, the environmental rehabilitation provision and the deferred tax associated with these balances. Management is still in the process of gathering and assessing certain information on key estimations and the impact thereof on the provisional fair values. No measurement period adjustments have been recognised for the year ended 30 June 2021.
The measurement period ends on 30 September 2021. Any information that materially impacts on amounts previously recorded will be considered when finalising the fair value exercise. The necessary adjustments to the provisional balances as at 1 October 2020 and any resulting subsequent measurement adjustments will be made to the June 2021 results and financial position in reports issued after 30 September 2021, which may include the 2021 annual financial statements to be issued at the end of October 2021.
Critical estimates and assumptions of business valuations performed
Key assumptions for the valuation of the respective CGUs are the gold prices, marketable discount rates, exchange rates and life-of-mine plans. Due to the volatility associated with the potential upside driven by the higher gold prices in the short to medium term, management opted to adopt conservative gold price assumptions in order to accommodate for this, which is still in line with a market participant's view. Management has considered the impact of the Covid-19 pandemic on the valuations performed and made adjustments to the production and cost estimates for the respective CGUs.
The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plans of the Mponeng business (Mponeng), West Wits closure business (WW), Mine Waste Solutions (MWS) and the Vaal River closure business (VR). The post-tax real discount rates used ranged from 8.5% to 11.6%, real exchange rates ranged between R14.41/US$1 and R16.75/US$1, real gold prices ranged between US$1 308/oz and US$1 784/oz. The valuation was performed as at 1 October 2020.
As part of determining the fair value of the provision for environmental rehabilitation the pre-tax risk-free rates used for discounting ranged between 5.1% and 11.5% while inflation of 5.0% was used for cost escalation.
The fair value of the unfavourable contract liability which forms part of the streaming arrangement with Franco-Nevada was measured at the difference between a market analyst consensus of gold prices and the fixed cash consideration to be received for gold delivered. A post-tax real rate of 11.6% was used to discount the liability over the expected period of delivery to settle the contract.
The deferred tax rates used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at acquisition date. The calculated deferred tax rates as at 1 October 2020 were 10.1% for Mponeng and WW, 20.8% for VR and 18.0% for MWS.
Provisional fair value determination of acquired operations
The provisional fair values as at the acquisition date are as follows:

Figures in million	30 June 2021 (Reviewed)
Non-current assets
Property, plant and equipment	6 547
Restricted cash and investments	1 268
Deferred tax assets	103
Current assets
Inventories	454
Trade and other receivables[1]	59
Cash and cash equivalents	3
Non-current liabilities
Deferred tax liabilities	(251)
Provision for environmental rehabilitation	(1 442)
Other non-current liabilities	(41)
Streaming contract liability	(938)
Current liabilities
Trade and other payables	(535)
Streaming contract liability	(479)
Fair value of net identifiable assets acquired at 1 October 2020 (provisional)	4 748
1    The gross contractual amounts receivable is equal to the fair value of the receivables as at acquisition date

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
13.    ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS continued
Identifiable assets acquired and liabilities assumed continued
Groundwater pollution liability
During an assessment of the environmental liabilities associated with the acquisition, a risk related to the potential decant and pollution of groundwater from the tailings storage facilities was identified. Management is still in the process of formulating a strategy for mitigating the risk.
A contingent liability acquired in a business combination is recognised in the acquisition accounting if it is a present obligation and its fair value can be measured reliably. Based on Harmony's initial assessment, a liability of R71 million has been raised as part of the provision for environmental rehabilitation assumed in the business combination.
Performance of acquired operations
For the nine months ended 30 June 2021, the operations acquired contributed revenue of R7 920 million and profit R1 765 million. Should the acquisition have occurred on 1 July 2020, the group’s pro forma consolidated revenue would have been R44 718 million and pro forma consolidated profit would have been R6 550 million.
Adjustments made to pro forma information
For the nine months of October 2020 to June 2021, the revenue and production cost figures as per the segmental operating results were used, with adjustments made to determine the profit/(loss) after tax of the acquired operations. These adjustments were:
•Non-cash consideration recognised from the streaming arrangement;
•Depreciation expensed;
•Costs incurred directly attributable to the acquisition;
•Investment income recognised from restricted cash and investments;
•Finance costs recognised for provisions for environmental rehabilitation; and
•Finance costs recognised for significant financing components of the streaming arrangement.
For the three months of July to September 2020 (Q1), the segment operational results of AGA was used. Adjustments made to pro forma information to determine profit/(loss) were as follows:
•Depreciation expensed for Q1 was estimated based on the fair values determined as at 1 October 2020. AGA did not recognise depreciation for Q1 in line with IFRS 5, Non-Current Assets Held For Sale.
•Non-cash consideration from the streaming arrangement, finance costs for provisions for environmental rehabilitation and the streaming arrangement for Q1 were based on the fair values determined as at 1 October 2020, using Harmony's accounting policies.
Gain on bargain purchase
Gain on bargain purchase has been recognised as follows:

Figures in million	30 June 2021 (Reviewed)
Consideration paid
– Cash consideration	3 366
– Contingent consideration	229
Provisional fair value of net identifiable assets acquired	(4 748)
Gain on bargain purchase (provisional)	(1 153)

The provisional gain on bargain purchase realised can be attributed to the higher gold prices and R/US$ exchange rate assumptions that were used in the business valuations performed as at 1 October 2020 when compared to the assumptions used when the transaction was negotiated. The gold price and exchange rate assumptions were impacted by the market uncertainty surrounding the Covid-19 pandemic, which has had a significant impact on the short- and medium-term assumptions that were included in the valuations.
Gain on bargain purchase has been included as a separate line item in the income statement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
14.    FINANCIAL RISK MANAGEMENT ACTIVITIES
The Covid-19 pandemic continues to impact on various aspects of Harmony's operating environment. Where relevant, reference is made to certain impacts in the discussions below, however a detailed discussion thereof is included in note 2.
Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.
Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.
The Rand strengthened during the financial year ended 30 June 2021, from R17.32/U$1 on 30 June 2020 to close at R14.27/US$1 on 30 June 2021. This positively impacted on the derivative valuations. The Rand's levels also impacted positively on the translation of the US$ debt facilities at 30 June 2021. Refer to note 11 for detail.
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.
Interest rate risk
The interest rate cuts by both the US Federal Reserve and the SARB had a favourable impact on the cost of debt during the year. This was supported by the strengthening of the Rand on the cost for the US$ facilities, as well as the decreased debt levels as discussed in Capital Risk Management below.
Credit risk
Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.
During the June 2020 financial year, Fitch downgraded the major South African (SA) banks by one notch to AA- from AA following the impact of the Covid-19 pandemic. This rating drop did not have a significantly adverse impact on the credit worthiness of the group's counterparts (SA financial institutions). Fitch increased the credit rating of the major banks to AA+ on 22 December 2020, citing the financial institutions risk appetite and corporate conduct as key factors of the upgrade. At 30 June 2021, the rating of major SA banks remained AA+.
Taking the above events into consideration, the national scale investment grade rating of these banks remains high, between AA- and AA+, and in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 30 June 2021 resulted in an immaterial amount for each instrument. Although the credit rating of the group's Australian counterparts moved down a notch from AA- to A+, the assessed ECL remained immaterial.
Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions during this uncertain time and make any changes deemed necessary to safeguard the assets and reduce the credit risk.
Capital risk management
The group's positive financial performance has resulted in the considerable generation of cash through-out the financial year, assisting in the repayment of debt facilities (refer to note 11). It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.
Net debt is as follows:

At
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Cash and cash equivalents	2 819	6 357
Borrowings	(3 361)	(7 718)
Net debt	(542)	(1 361)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
14.    FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Fair value determination
The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:	Inputs for the asset that are not based on observable market data (that is unobservable inputs).

		At
Figures in million	Fair value hierarchy level	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Fair value through other comprehensive income financial instruments
Other non-current assets (a)	Level 3	72	77
Restricted cash and investments (b)	Level 1	252	—
Fair value through profit or loss financial instruments
Restricted cash and investments (b)	Level 2	1 325	837
Derivative financial assets (c)	Level 2	1 799	68
Derivative financial liabilities (c)	Level 2	(212)	(5 003)
Loan to ARM BBEE Trust (d)	Level 3	177	306
Contingent consideration liability (e)	Level 3	417	—
(a)    The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2021. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied.
(b)    The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds.
The level 1 valued assets were acquired as part of the Mponeng operations and related assets (refer to note 13) and comprises of listed equity securities of R252 million designated as fair value through other comprehensive income instruments.
The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.
(c)    The mark-to-market remeasurement of the derivative contracts was determined as follows:
•Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve).
•Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate.
•US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate.
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate investments.
(d)    Following the refinancing of the loan (refer to note 9), the current year fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividends payments over the estimated repayment period of the loan at a rate of 7.9%. A discounted cash flow model, taking into account projected interest payments and the projected African Rainbow Minerals Limited (ARM) share price on the expected repayment date and using a discount rate of 9.8%, was applied to determine the prior year's fair value. A 74 basis point change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan.
(e)    The consideration for the Mponeng operations and related assets (refer to note 13) includes a contingent consideration determined using the expected gold production profile for Mponeng at a post-tax real rate of 10.3%. Should the expected gold production profile increase by 7% or decrease by 7%, the contingent consideration liability would increase by R208 million or decrease by R183 million, respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation.
The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings is based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
15.    ADDITIONAL CASH FLOW DISCLOSURES
Cash generated by operations increased year on year primarily due to the higher gold price received (refer to note 3) and the inclusion of the results of the Mponeng operations and related assets (refer to note 13).
Interest received includes R53 million paid by the ARM BBEE Trust on its original loan. Refer to note 9 for detail.
Additions to property, plant and equipment

	Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Capital expenditure – operations	4 062	2 881
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	34	54
Additions resulting from stripping activities	1 046	675
Total additions to property, plant and equipment	5 142	3 610
16.    COMMITMENTS AND CONTINGENCIES

At
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Capital expenditure commitments:
Contracts for capital expenditure	373	368
Authorised by the directors but not contracted for	7 425	1 314
Total capital commitments	7 798	1 682
This expenditure will be financed from existing resources and, where appropriate, borrowings. The increase year on year is due to the inclusion of a number of expansion projects in the life-of-mine plans for the 2022 financial year. These projects include the Zaaiplaats extension at Moab Khotsong, the Kareerand deposition extension at MWS and the Hidden Valley extension
Contingent liabilities not recognised
There were no significant changes during the 2021 financial year. For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2020.
17.    RELATED PARTIES
The table below represents the movements for the year ended 30 June 2021:

Name of director/prescribed officer	Shares sold in open market	Performance and deferred shares vested and retained
P Steenkamp (Executive director)	—	450 397
B Lekubo (Executive director)	—	3 581
H Mashego (Executive director)	—	3 319
B Nel (Prescribed officer)	—	173 689
V Tobias (Prescribed officer)	1 500	177 597
M van der Walt (Prescribed officer)	—	139 356
J van Heerden (Prescribed officer)	—	6 156
•On 14 August 2020, Ms Shela Mohatla was appointed as Group Company Secretary by the board of directors. At the same time Ms Marian van der Walt was appointed as Senior Group Executive: Enterprise Risk and Investor Relations and will be regarded as a prescribed officer going forward.
•On 30 September 2020, Harmony announced the resignation of Mr Ken Dicks and Mr Max Sisulu as independent non-executive directors as well as the retirement of Mr Frank Abbott as executive director with effect from 30 September 2020.
•On 18 December 2020, Harmony announced the resignation of Ms Grathel Motau as independent non-executive director with effect from 18 December 2020.
•On 22 February 2021, Harmony announced the appointment of Mr Peter Turner as independent non-executive director with effect from 19 February 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2021 (RAND)
18.    SEGMENT REPORT
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).
With the purchase of the Mponeng operations and related assets, the following CGUs were identified:
•the Mponeng business;
•the West Wits closure business;
•Mine Waste Solutions; and
•the Vaal River closure business.
The Mponeng business is disclosed separately in the segment report under the underground section while Mine Waste Solutions, the West Wits and the Vaal River Closure businesses are disclosed as part of the other surface operations.
The segment report follows on page 42.
19.    RECONCILIATION OF SEGMENT INFORMATION

Year ended
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Reconciliation of production profit to gross profit
Revenue	41 733	29 245
– Per segment report	40 698	28 307
– Other metal sales treated as by-product credits in the segment report	1 035	938
Production costs	(29 774)	(22 048)
– Per segment report	(28 739)	(21 110)
– Other metal sales treated as by-product credits in the segment report	(1 035)	(938)

Production profit per segment report	11 959	7 197
Amortisation and depreciation	(3 893)	(3 508)
Impairment of assets	(1 124)	—
Other cost of sales items	(866)	(352)
Gross profit as per income statement[1]	6 076	3 337
1    The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At
Figures in million	30 June 2021 (Reviewed)	30 June 2020 (Audited)
Reconciliation of total segment assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets	211	331
Undeveloped property	3 989	3 681
Other non-mining assets	339	115
Assets under construction*	2 130	2 989
	6 669	7 116
*    Assets under construction consist of the Wafi-Golpu assets
20.    SUBSEQUENT EVENTS
On 24 August 2021, a final dividend of 27 SA cents was declared, payable on 18 October 2021.

SEGMENT REPORT (RAND/METRIC)
FOR THE YEAR ENDED 30 JUNE 2021 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure		Kilograms produced*		Tonnes milled*
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong Operations	6 214	5 452	4 865	4 298	1 349	1 154	6 541	6 733	1 112	930	7 419	7 293	1 558	1 417
Moab Khotsong	6 048	5 008	3 842	3 344	2 206	1 664	4 007	3 842	633	498	7 166	6 592	903	746
Mponeng	4 750	—	2 938	—	1 812	—	4 582	—	493	—	5 446	—	683	—
Bambanani	1 687	1 591	1 156	1 040	531	551	327	443	71	50	1 992	2 132	227	200
Joel	1 199	1 037	1 124	1 010	75	27	1 169	1 080	172	151	1 424	1 391	359	349
Doornkop	3 077	2 270	2 140	1 730	937	540	2 994	2 841	425	281	3 670	2 994	851	681
Target 1	1 410	1 524	1 667	1 499	(257)	25	1 367	1 276	368	347	1 603	2 244	488	543
Kusasalethu	3 400	2 293	2 955	2 577	445	(284)	1 057	1 253	205	188	3 999	3 015	708	615
Masimong	1 636	1 401	1 427	1 258	209	143	26	41	29	24	2 012	1 999	510	489
Unisel[1]	224	681	182	580	42	101	—	6	—	7	247	982	57	219
Surface
All other surface operations	7 025	3 302	4 724	2 135	2 301	1 167	2 499	745	335	118	8 088	4 349	39 489	16 264
Total South Africa	36 670	24 559	27 020	19 471	9 650	5 088	24 569	18 260	3 843	2 594	43 066	32 991	45 833	21 523
International
Hidden Valley	4 028	3 748	1 719	1 639	2 309	2 109	3 128	3 810	1 260	959	4 689	4 872	3 420	3 906
Total international	4 028	3 748	1 719	1 639	2 309	2 109	3 128	3 810	1 260	959	4 689	4 872	3 420	3 906
Total operations	40 698	28 307	28 739	21 110	11 959	7 197	27 697	22 070	5 103	3 553	47 755	37 863	49 253	25 429
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 19)	1 035	938	1 035	938	—	—	6 669	7 116
	41 733	29 245	29 774	22 048	11 959	7 197	34 366	29 186	5 103	3 553	47 755	37 863	49 253	25 429
*    Production statistics are unaudited and not reviewed.
1    The Unisel operation closed in October 2020.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2021	30 June 2020
Revenue	2 710	1 867
Cost of sales	(2 321)	(1 655)
Production costs	(1 933)	(1 409)
Amortisation and depreciation	(253)	(224)
Impairment of assets	(79)	—
Other items	(56)	(22)

Gross profit	389	212
Corporate, administration and other expenditure	(69)	(39)
Exploration expenditure	(11)	(13)
Gains/(losses) on derivatives	66	(107)
Foreign exchange translation gain/(loss)	44	(57)
Other operating expenses	(36)	(20)
Operating profit/(loss)	383	(24)
Gain on bargain purchase	69	—
Acquisition-related costs	(8)	(3)
Share of profits from associates	5	6
Investment income	21	24
Finance costs	(43)	(42)
Profit/(loss) before taxation	427	(39)
Taxation	(75)	(17)
Current taxation	(35)	(4)
Deferred taxation	(40)	(13)

Net profit/(loss) for the year	352	(56)
Attributable to:
Non-controlling interest	2	2
Owners of the parent	350	(58)
Earnings/(loss) per ordinary share (cents)
Basic earnings/(loss)	58	(10)
Diluted earnings/(loss)	56	(11)
The currency conversion average rates for the 12 months ended 30 June 2021: US$1 = R15.40 (30 June 2020: US$1 = R15.66).

Note on convenience translations
The requirements of IAS 21 The Effects of the Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 43 to 47.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2021	30 June 2020
Net profit/(loss) for the year	352	(56)
Other comprehensive income for the year, net of income tax	211	(124)
Items that may be reclassified subsequently to profit or loss:	210	(127)
Foreign exchange translation gain/(loss)	(80)	77
Remeasurement of gold hedging contracts	290	(204)
Items that will not be reclassified to profit or loss	1	3

Total comprehensive income for the year	563	(180)
Attributable to:
Non-controlling interest	3	—
Owners of the parent	560	(180)
The currency conversion average rates for the 12 months ended 30 June 2021: US$1 = R15.40 (30 June 2020: US$1 = R15.66).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)
FOR THE YEAR ENDED 30 JUNE 2021 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2020	2 308	(882)	211	—	1 637
Share-based payments	—	—	11	—	11
Net profit for the year	—	389	—	3	392
Other comprehensive income for the year	—	—	226	1	227
Dividends paid	—	(47)	—	—	(47)
Balance – 30 June 2021	2 308	(540)	448	4	2 220
Balance – 1 July 2019	1 707	(675)	275	—	1 307
Issue of shares	195	—	—	—	195
Share-based payments	—	—	11	—	11
Net profit/(loss) for the year	—	(51)	—	2	(49)
Other comprehensive income for the year	—	—	(112)	(2)	(114)
Balance – 30 June 2020	1 902	(726)	174	—	1 350
The currency conversion closing rates for the year ended 30 June 2021: US$1 = R14.27 (30 June 2020: US$1 = R17.32).

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	At
Figures in million	30 June 2021	30 June 2020
ASSETS
Non-current assets
Property, plant and equipment	2 409	1 685
Intangible assets	26	31
Restricted cash and investments	367	209
Investments in associates	9	8
Deferred tax assets	14	31
Other non-current assets	23	25
Derivative financial assets	23	3
Total non-current assets	2 871	1 992
Current assets
Inventories	178	140
Restricted cash and investments	5	4
Trade and other receivables	116	75
Derivative financial assets	103	1
Cash and cash equivalents	198	367
Total current assets	600	587
Total assets	3 471	2 579
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company	2 216	1 350
Share capital	2 308	1 902
Other reserves	448	174
Accumulated loss	(540)	(726)
Non-controlling interest	4	—
Total equity	2 220	1 350
Non-current liabilities
Deferred tax liabilities	154	58
Provision for environmental rehabilitation	327	197
Other provisions	65	52
Borrowings	208	431
Contingent consideration liability	29	—
Other non-current liabilities	12	6
Derivative financial liabilities	—	51
Streaming contract liability	49	—
Total non-current liabilities	844	795
Current liabilities
Other provisions	12	10
Borrowings	28	15
Trade and other payables	325	171
Derivative financial liabilities	14	238
Streaming contract liability	28	—
Total current liabilities	407	434
Total equity and liabilities	3 471	2 579
The balance sheet for 30 June 2021 converted at a conversion rate of US$1 = R14.27 (30 June 2020: US$1 = R17.32)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2021	30 June 2020
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	633	321
Dividends received	6	—
Interest received	11	5
Interest paid	(15)	(24)
Income and mining taxes paid	(38)	(2)
Cash generated from operating activities	597	300
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash and investments	(3)	(1)
Amounts refunded from restricted cash and investments	2	—
Redemption of preference shares from associates	2	4
Acquisition of Mponeng operations and related assets	(200)	—
ARM BBEE Trust loan repayment	17	—
ARM BBEE Trust loan advanced	(17)	—
Capital distribution from investments	1	—
Proceeds from disposal of property, plant and equipment	1	—
Additions to property, plant and equipment	(334)	(230)
Cash utilised by investing activities	(531)	(227)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	—	418
Borrowings repaid	(227)	(361)
Proceeds from the issue of shares	—	200
Dividends paid	(44)	—
Lease payments	(8)	(2)
Cash generated/(utilised) by financing activities	(279)	255
Foreign currency translation adjustments	44	(31)
Net increase/(decrease) in cash and cash equivalents	(169)	297
Cash and cash equivalents – beginning of year	367	70
Cash and cash equivalents – end of year	198	367
The currency conversion average rates for the 12 months ended 30 June 2021: US$1 = R15.40 (30 June 2020: US$1 = R15.66).
The closing balance translated at closing rate of 30 June 2021: US$1 = R14.27 (30 June 2020: US$1 = R17.32).

SEGMENT REPORT (US$/IMPERIAL)
FOR THE YEAR ENDED 30 JUNE 2021 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure		Ounces produced		Tons milled
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong Operations	403	348	316	274	87	74	458	389	72	59	238 526	234 475	1 718	1 562
Moab Khotsong	393	320	249	213	144	107	281	222	41	32	230 391	211 938	995	822
Mponeng	308	—	191	—	117	—	321	—	32	—	175 092	—	753	—
Bambanani	110	102	75	66	35	36	23	26	5	3	64 044	68 545	250	221
Joel	78	66	73	64	5	2	82	62	11	10	45 783	44 722	396	384
Doornkop	200	145	139	110	61	35	210	164	28	18	117 993	96 259	938	750
Target 1	92	97	108	96	(16)	1	96	74	24	22	51 536	72 146	537	598
Kusasalethu	221	146	192	165	29	(19)	74	72	13	12	128 570	96 934	780	678
Masimong	106	89	93	80	13	9	2	2	2	2	64 687	64 269	563	539
Unisel[1]	15	43	12	37	3	6	—	—	—	—	7 941	31 573	63	242
Surface
All other surface operations	456	212	306	138	150	74	175	43	21	8	260 034	139 823	43 547	17 935
Total South Africa	2 382	1 568	1 754	1 243	628	325	1 722	1 054	249	166	1 384 597	1 060 684	50 540	23 731
International
Hidden Valley	262	239	112	105	150	134	219	220	82	61	150 755	156 639	3 772	4 307
Total international	262	239	112	105	150	134	219	220	82	61	150 755	156 639	3 772	4 307
Total operations	2 644	1 807	1 866	1 348	778	459	1 941	1 274	331	227	1 535 352	1 217 323	54 312	28 038
1    The Unisel operation closed in October 2020

DEVELOPMENT RESULTS
FOR THE YEAR ENDED 30 JUNE 2021
METRIC

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	meters	meters	(cm's)	(g/t)	(cmg/t)
Tshepong
Basal	860	784	8.46	121.94	1 032
B Reef	459	410	158.14	20.42	3 229
All Reefs	1 319	1 194	59.86	29.84	1 786
Phakisa
Basal	1 066	1 056	42.70	31.31	1 337
All Reefs	1 066	1 056	42.70	31.31	1 337
Bambanani
Basal	—	—	—	—	—
All Reefs	—	—	—	—	—
Doornkop
South Reef	1 713	1 419	65.53	13.62	893
All Reefs	1 713	1 419	65.53	13.62	893
Kusasalethu
VCR Reef	282	340	48.96	21.42	1 049
All Reefs	282	340	48.96	21.42	1 049
Target 1
Elsburg/Dryerskuil	368	176	256.59	10.52	2 700
All Reefs	368	176	256.59	10.52	2 700
Masimong 5
Basal	1 044	846	90.74	14.86	1 348
B Reef	791	906	103.10	21.78	2 246
All Reefs	1 835	1 752	97.13	18.66	1 813

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	meters	meters	(cm's)	(g/t)	(cmg/t)
Joel
Beatrix	1 806	1 764	137.72	6.87	946
All Reefs	1 806	1 764	137.72	6.87	946
Moab Khotsong
Vaal Reef	1 144	710	102.89	35.34	3 636
C Reef
All Reefs	1 144	710	102.89	35.34	3 636
Mponeng
VCR	709	622	70.02	50.38	3 528
Carbon Leader	105	66	28.36	44.97	1 275
All Reefs	815	688	66.03	50.16	3 312
Total Harmony
Basal	2 970	2 686	47.84	26.16	1 252
Beatrix	1 806	1 764	137.72	6.87	946
B Reef	1 250	1 316	261.24	42.20	5 475
Elsburg/Dryerskuil	368	176	256.59	10.52	2 700
Vaal Reef	1 144	710	102.89	35.34	3 636
South Reef	1 713	1 419	65.53	13.62	893
VCR	991	962	118.98	71.81	4 577
Carbon Leader	105	66	28.36	44.97	1 275
All Reefs	10 347	9 099	88.25	19.11	1 687
Rounding of numbers may result in slight computational discrepancies.

DEVELOPMENT RESULTS continued
FOR THE YEAR ENDED 30 JUNE 2021
IMPERIAL

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	feet	feet	(inch)	(oz/t)	(in.oz/t)
Tshepong
Basal	2 821	2 572	3.00	3.95	12
B Reef	1 506	1 345	62.00	0.60	37
All Reefs	4 327	3 917	24.00	0.85	21
Phakisa
Basal	3 499	3 465	17.00	0.90	15
All Reefs	3 499	3 465	17.00	0.90	15
Bambanani
Basal	—	—	—	—	—
All Reefs	—	—	—	—	—
Doornkop
South Reef	5 621	4 656	26.00	0.39	10
All Reefs	5 621	4 656	26.00	0.39	10
Kusasalethu
VCR Reef	924	1 115	19.00	0.63	12
All Reefs	924	1 115	19.00	0.63	12
Target 1
Elsburg/Dryerskuil	1 206	577	101.00	0.31	31
All Reefs	1 206	577	101.00	0.31	31
Masimong 5
Basal	3 424	2 776	36.00	0.43	15
B Reef	2 596	2 972	41.00	0.63	26
All Reefs	6 020	5 748	38.00	0.55	21

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	feet	feet	(inch)	(oz/t)	(in.oz/t)
Joel
Beatrix	5 926	5 787	54.00	0.20	11
All Reefs	5 926	5 787	54.00	0.20	11
Moab Khotsong
Vaal Reef	3 753	2 329	41.00	1.02	42
C Reef
All Reefs	3 753	2 329	41.00	1.02	42
Mponeng
VCR	2 327	2 041	28.00	1.45	41
Carbon Leader	346	217	11.00	1.33	15
All Reefs	2 673	2 257	26.00	1.46	38
Total Harmony
Basal	9 743	8 813	19.00	0.76	14
Beatrix	5 926	5 787	54.00	0.20	11
B Reef	4 102	4 317	103.00	0.61	63
Elsburg/Dryerskuil	1 206	577	101.00	0.31	31
Vaal Reef	3 753	2 329	41.00	1.02	42
South Reef	5 621	4 656	26.00	0.39	10
VCR	3 251	3 156	47.00	1.12	53
Carbon Leader	346	217	11.00	1.33	15
All Reefs	33 947	29 852	35.00	0.55	19
Rounding of numbers may result in slight computational discrepancies.

COMPETENT PERSON'S DECLARATION
Harmony Gold Mining Company Limited’s statement of mineral resources and mineral reserves as at 30 June 2021 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Mineral resources and mineral reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr.Sci.Nat, MSAIMM, MGSSA, who has 26 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP), a member of the South African Institute of Mining and Metallurgy (SAIMM) and a member of the Geological Society of South Africa (GSSA).
Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Mineral resources and mineral reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 32 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED	TRANSFER SECRETARIES

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

CORPORATE OFFICE

Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn,
NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1 886 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

DIRECTORS

Dr PT Motsepe* (chairman), JM Motloba* (deputy chairman), M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer),
BP Lekubo (financial director), HE Mashego (executive director)
JA Chissano*^#, FFT De Buck*^, Dr DSS Lushaba*^, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, JL Wetton*^, AJ Wilkens*, P Turner*^
* Non-executive
^ Independent
# Mozambican

SPONSOR

JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120
TRADING SYMBOLS
COMPANY SECRETARIAT
ISIN: ZAE 000015228
E-mail: companysecretariat@harmony.co.za Telephone: +27 11 411 2359

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 31, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director